Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

WINDSTREAM CORPORATION,

PEACH MERGER SUB, INC.

and

PAETEC HOLDING CORP.

Dated as of July 31, 2011

TABLE OF CONTENTS

ARTICLE I

THE MERGER

i

Exhibit A	–	Form of Voting Agreement
Exhibit B	–	Form of Tax Opinion
Exhibit C	–	Form of Representations in Connection with Tax Opinion

Schedule A	–	List of Company Stockholders Party to Voting Agreement

Annex I	–	Amended Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER, dated as of July 31, 2011 (the “Agreement”), among Windstream Corporation, a Delaware corporation (“Parent”), Peach Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and PAETEC Holding Corp., a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of Parent, Merger Sub and the Company, respectively, and the stockholders of Parent, Merger Sub and the Company, respectively, for Parent and the Company to engage in a business combination in order to advance their respective long-term strategic business interests; and

WHEREAS, in furtherance of the foregoing, at the Effective Time (as defined in Section 1.3) the parties hereto intend to effect a merger of Merger Sub with and into the Company (the “Merger”), with the Company being the Surviving Corporation (as defined in Section 1.1), all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein; and

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and declared the Merger advisable, upon the terms and subject to the conditions set forth in this Agreement, and approved the consummation of the transactions contemplated by this Agreement; and

WHEREAS, subject to the fiduciary duties of the Company’s Board of Directors under applicable Laws (as defined in Section 3.7(a)) and Section 5.4(d), the Board of Directors of the Company has resolved to recommend to the Company’s stockholders the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby, all upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the stockholders of the Company listed on Schedule A have entered into an agreement with Parent and Merger Sub, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which such stockholders have, among other things, agreed to vote all of the shares of voting capital stock of the Company that such stockholders own in favor of the adoption of this Agreement and against any Alternative Transaction; and

WHEREAS, immediately following execution of this Agreement, Parent, as the sole stockholder of Merger Sub, will act by written consent to adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the consummation of the Merger as set forth herein; and

WHEREAS, for United States federal income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is hereby adopted as a plan of reorganization for purposes of Section 368 of the Code; and

WHEREAS, terms used but not defined herein shall have the respective meanings ascribed to such terms in Section 8.15, unless otherwise noted.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 1.2 Closing.

(a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, on a date to be specified by Parent and the Company, which date shall not be later than the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by Law) of all of the conditions to Closing set forth in Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions); provided, however, that if the Commitment Letter Termination Date has not occurred prior to the end of such third (3rd) Business Day, then the Closing shall occur as soon as reasonably practicable after such third (3rd) Business Day referenced above, but in no event later than the first (1st) Business Day after the final day of the Marketing Period (as defined in Section 1.2(b)); and provided further that if the Commitment Letter Termination Date has not occurred prior to the end of such third (3rd) Business Day referenced above and all or any portion of the Financing (as defined in Section 4.14) contemplated by the Commitment Letter (as defined in Section 4.14) becomes unavailable for any reason during the Marketing Period, then the Closing shall occur as soon as reasonably practicable after the date on which such Financing becomes unavailable but in no event later than the later of (i) the first (1st) Business Day after the final day of the Marketing Period and (ii) the tenth (10th) Business Day after the date on which the Financing becomes unavailable (the “Alternative Financing Marketing Period”). Notwithstanding the foregoing, the Closing may take place at such other place, date and time as shall be agreed upon in writing by the parties hereto. The date on which the Closing takes place shall be referred to herein as the “Closing Date.” As used in this Agreement, the term “Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

(b) For purposes of this Agreement, “Marketing Period” shall mean the first period of fifteen (15) consecutive Business Days commencing after the date hereof throughout and on the last day of which (A) Parent shall have (and its financing sources shall have access to) the Required Information, (B) the conditions set forth in Section 6.1 shall be satisfied, other than conditions that by their nature can only be satisfied at Closing, and (C) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 or Section 6.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided that if the Marketing Period has not ended on or prior to December 16, 2011, the Marketing Period shall commence no earlier than January 3, 2012, and provided further that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (1) the Company’s independent accounting firm shall have withdrawn or qualified its audit opinion with respect to any audited financial statements contained in the Required Information, (2) the Company shall have publicly announced any intention to restate any financial information included in the Required Information or that such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has determined that no restatement is required, (3) the Company shall have failed to file with the SEC any report required to be filed with the SEC when due, in which case the Marketing Period will be deemed not to commence unless and until such reports have been filed, and (4) the financial statements included in the Required Information that is available to Parent on the first day of any such fifteen (15) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such fifteen (15) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive Business Day period or to enable the Company’s accountants to provide a customary comfort letter at such time, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period or to enable the Company’s accountants to provide a customary comfort letter at such time. For purposes of calculating the length of the Marketing Period, a Business Day shall not include November 25, 2011.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed and acknowledged by the Company in accordance with the relevant provisions of the DGCL and, as promptly as practicable on or after the Closing Date, the parties shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of

Delaware, or at such later date and time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time that the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety as set forth in Annex I hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided by the DGCL or therein.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become, subject to Section 5.11, the bylaws of the Surviving Corporation, until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation or such bylaws, except that as of the Effective Time, such bylaws shall be amended to reflect the name of the Company (or a variation thereof) as the name of the Surviving Corporation.

Section 1.6 Board of Directors; Officers. The directors constituting the Board of Directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the persons constituting the Board of Directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Company Common Stock. Each issued and outstanding share (other than shares to be cancelled in accordance with Section 2.1(b)) of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) shall be converted into and shall thereafter represent the right to receive 0.460 fully paid and non-assessable shares (as the same may be adjusted pursuant to Section 2.1(d), the “Exchange Ratio”) of Parent Common Stock (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of shares of Company Common Stock represented by book-entry (“Company Book-Entry Shares”) or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (“Certificates”) shall cease to have any rights with respect thereto except the right to receive the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which such holder shall become entitled upon surrender of such Certificates or Company Book-Entry Shares, without interest.

(b) Company, Parent and Merger Sub-Owned Shares. Each share of Company Common Stock that is issued and held by the Company or any of the Company’s direct or indirect wholly owned Subsidiaries, and each share of Company Common Stock that is owned by Parent or Merger Sub, or their respective direct or indirect wholly owned Subsidiaries, immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.

(c) Merger Sub Common Stock. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing contained in this Section 2.1(d) shall be deemed to permit any action that Parent or the Company is otherwise prohibited from taking pursuant to this Agreement.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Not less than ten (10) Business Days prior to the mailing of the Proxy Statement (as defined in Section 3.12), Parent shall designate a bank or trust company to act as exchange agent hereunder (the “Exchange Agent”), which Exchange Agent shall be reasonably acceptable to the Company, for the purpose of exchanging Certificates and Company Book-Entry Shares in accordance with the terms of this Agreement.

(b) Deposit of Merger Consideration. From time to time as needed, at or after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the equity holders of the Company entitled to receive the Merger Consideration pursuant to this Agreement, (i) certificates or, at Parent’s option, evidence of shares in book-entry form, representing shares of Parent Common Stock (the “Parent Certificates”) equal to the aggregate Merger Consideration in such denominations as the Exchange Agent may reasonably specify and (ii) cash sufficient to make payments in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f). Such Parent Certificates and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

(c) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Company Book-Entry Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a), (i) a letter of transmittal in such form and having such other provisions as the Company and Parent may reasonably specify (and which shall specify, in the case of tendered Certificates, that delivery shall be effected, and risk of loss and title to the Certificates, if applicable, shall pass, only upon delivery of the Certificates (or appropriate affidavits of loss in lieu thereof) to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or appropriate affidavits of loss in lieu thereof) or Company Book-Entry Shares in exchange for the Merger Consideration. Each former stockholder of record of the Company upon surrender to the Exchange Agent of a Certificate (or appropriate affidavit of loss in lieu thereof) or Company Book-Entry Shares, as applicable, representing Company Common Stock together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, shall be entitled to receive in exchange therefor, the following:

(A) the number of whole shares of Parent Common Stock, if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates (or appropriate affidavits of loss in lieu thereof) or Company Book-Entry Shares, as applicable, were converted in accordance with this Article II, and such Certificates or Company Book-Entry Shares so surrendered shall be forthwith cancelled, and

(B) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to this Section 2.2(c)) equal to the amount of cash that such holder has the right to receive in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f).

(ii) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, a Parent Certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate or Company Book-Entry Shares so surrendered are registered if such Certificate (if applicable) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other non-income Taxes (as defined in Section 3.15(k)) required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or Company Book-Entry Shares or establish to the reasonable satisfaction of Parent that any such Tax has been paid or is not applicable.

(iii) Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to withhold or deduct under the Code or any provision of federal, state, local or foreign Laws regarding Taxes with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

(iv) Until surrendered as contemplated by this Section 2.2, each Certificate or Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II and cash, if any, in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(f).

(v) No interest will be paid or will accrue on any cash payable to holders of Certificates or Company Book-Entry Shares under the provisions of this Article II.

(d) Distributions with Respect to Unexchanged Shares.

(i) No dividends or other distributions with respect to Parent Common Stock with a record date on or after the Effective Time, or that are payable to the holders of record thereof who become such on or after the Effective Time, shall be paid to the holder of any unsurrendered Certificate or Company Book-Entry Shares until such Certificate or Company Book-Entry Shares are surrendered as provided in this Article II. All such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock that are to be paid in respect of the shares of Parent Common Stock to be received upon surrender of such Certificate or Company Book-Entry Shares shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Company Book-Entry Shares in accordance with this Article II.

(ii) Subject to the effect of applicable abandoned property, escheat or similar Laws and Laws with respect to the withholding of Taxes, following surrender of any such Certificate or Company Book-Entry Shares there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(f) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. Parent shall make available to the Exchange Agent sufficient cash for the purpose of satisfying its obligations under clause (i) of the immediately preceding sentence.

(e) No Further Ownership Rights in Company Common Stock. The transfer of shares of Parent Common Stock issued upon the surrender of Certificates or Company Book-Entry Shares for the applicable Merger Consideration in accordance with the terms of this Article II (including any cash paid in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) shall be deemed payment in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Company Book-Entry Shares.

(f) No Fractional Shares.

(i) No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Company Book-Entry Shares, no dividend or distribution of Parent shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii) As promptly as practicable following the Effective Time, the Surviving Corporation shall pay to the Exchange Agent, for the benefit of each holder of record of Company Common Stock, an amount in cash, if any, equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock as reported on The NASDAQ Stock Market LLC (“NASDAQ”) (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the day of the Effective Time. To the extent that the Exchange Agent shall sell shares of Parent Common Stock included in the Exchange Fund in order to satisfy Parent’s obligation to pay cash in lieu of fractional shares of Parent Common Stock, Parent shall pay any commissions, transfer Taxes and other out-of-pocket transaction costs in connection with such sale, if any.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Company Book-Entry Shares for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of the Certificates or Company Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of, and only as a general creditor thereof, their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(h) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of Company Common Stock which was outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Company Book-Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.2.

(i) No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Company Book-Entry Shares shall not have been surrendered prior to such date on which any Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock payable to the holder of such Certificate or Company Book-Entry Shares pursuant to this Article II or any dividends or distributions with respect to Parent Common Stock payable to the holder of such Certificate or Company Book-Entry Shares would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration or cash, dividends or distributions in respect of such Certificate or Company Book-Entry Shares shall immediately prior to such time, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and any holders of the Certificates or Company Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of, and only as a general creditor thereof, their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock (in each case, without interest and subject to abandoned property, escheat, and other similar Laws). Any Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interests of any person previously entitled thereto.

(j) Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(k) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an appropriate affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the provision by such person of an indemnity, in form and substance reasonably satisfactory to Parent or the Exchange Agent, against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Parent Common Stock, and unpaid dividends and distributions with respect to shares of Parent Common Stock deliverable in accordance with this Article II in respect thereof.

Section 2.3 Treatment of Equity-Based Grants.

(a) Stock Options. At the Effective Time, each outstanding unexpired and unexercised option to purchase or acquire a share of Company Common Stock under the Company Equity Plans (each, a “Company Stock Option”), whether vested or unvested, shall be assumed by Parent and converted into an option to purchase the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) the number of shares of Company Common Stock which could have been obtained prior to the Effective Time upon the exercise of each such Company Stock Option (with the product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest cent) equal to the exercise price for each such share of Company Common Stock subject to a Company Stock Option divided by the Exchange Ratio, and all references to the Company in each award agreement or other document evidencing such Company Stock Option shall be deemed to refer to Parent, where appropriate. The other pre-existing terms of such Company Stock Options, including vesting, shall continue to apply in accordance with their terms. Each Company Stock Option assumed and converted pursuant to the terms of this Section 2.3(a) shall be referred to as a “Parent Exchange Option.” The number of shares subject to any Parent Exchange Option and the exercise price per share of such Parent Exchange Option shall be determined in a manner which would not result in the conversion of Company Stock Options into Parent Exchange Options being treated as a new grant of stock options under Section 409A of the Code, and the Company and Parent shall agree upon any adjustments to this Section 2.3(a) necessary to avoid such new grant of stock options.

(b) Restricted Stock Units. Except as set forth in Section 2.3(b) of the Company Disclosure Letter, as of the Effective Time, each outstanding right to receive Company Common Stock pursuant to a stock unit award granted under any Company Equity Plan (each, a “Restricted Stock Unit Award”) shall be assumed by Parent and converted into a restricted stock unit with respect to a number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Restricted Stock Unit Award by the Exchange Ratio (with the product rounded down to the nearest whole share). The other pre-existing terms of such Restricted Stock Unit Awards, including vesting, shall continue to apply in accordance with their terms. Each Restricted Stock Unit Award assumed and converted pursuant to the terms of this Section 2.3(b) shall be referred to as a “Parent Exchange Unit.”

(c) Employee Stock Purchase Plans. The Company shall take all actions necessary, subject to applicable Law, pursuant to the terms of the Company’s Employee Stock Purchase Plan (the “ESPP”) in order to (i) ensure that no offering periods under the ESPP commence after the date hereof, (ii) if necessary, shorten the offering period under the ESPP in effect at the Effective Time (the “Current Offering”), such that the Current Offering shall terminate immediately prior to the Effective Time, (iii) if the action specified in clause (ii) above is necessary, permit participants in the ESPP to exercise, effective as of immediately prior to the Effective Time, any purchase rights existing immediately prior to the Effective Time under the ESPP to acquire shares of Company Common Stock at the purchase price set forth in the ESPP, and (iv) refund to participants in the ESPP the funds that remain in the participants’ accounts after any such purchase. The Company shall take any and all actions (but subject to compliance with the terms and conditions of awards and applicable Law in jurisdictions outside the United States) as may be necessary to terminate the ESPP as of the Effective Time.

(d) Warrants. At the Effective Time, (i) each outstanding unexpired and unexercised warrant to purchase or acquire a share of Company Common Stock under the Company Agent Plans (each, an “Agent Plan Warrant”) and (ii) each other outstanding unexpired and unexercised warrant (each, a “Non-Plan Warrant”) to purchase or acquire a share of Company Common Stock (each Agent Plan Warrant and each Non-Plan Warrant, a “Company Warrant”), whether or not then vested, shall be assumed by Parent and converted into a warrant to purchase the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) the number of shares of Company Common Stock underlying such Company Warrant (with the product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest cent) equal to the exercise price for each such share of Company Common Stock subject to such Company Warrant divided by the Exchange Ratio, and all references to the Company in such Company Warrant shall be deemed to refer to Parent, where appropriate. The other pre-existing terms of such Company Warrants, including vesting, shall continue to apply in accordance with their terms. Each Company Warrant assumed and converted pursuant to the terms of this Section 2.3(d) shall be referred to as a “Parent Exchange Warrant.”

(e) Manner of Effecting. Prior to the Effective Time, the Company shall take all actions necessary to effect the provisions of this Section 2.3 (other than actions expressly required of Parent), including obtaining any required consents. In connection with the issuance of Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants, Parent shall assume each Company Equity Plan. Prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery in connection with the exercise or settlement of the Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants. As soon as reasonably practicable after the Effective Time, Parent shall (i) issue to each holder of Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants documents evidencing the assumption pursuant to this Section 2.3 of the applicable Company Stock Options, Restricted Stock Unit Awards and Company Warrants, (ii) issue appropriate notices setting forth such holder’s rights pursuant to the foregoing securities, including the effect of the Merger on such securities, (iii) file a registration statement on Form S-8 (or any successor form) with the SEC with respect to the shares of Parent Common Stock subject to Parent Exchange Options and Parent Exchange Units, and (iv) file a registration statement with the SEC on another appropriate form that Parent is eligible to use with respect to the shares of Parent Common Stock subject to Parent Exchange Warrants issued upon conversion of the Agent Plan Warrants.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (excluding any disclosures set forth in any section of a filed Company SEC Document entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or any other disclosures included in the Company SEC Documents to the extent that they are forward-looking in nature) or in the corresponding section of the disclosure letter delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that (x) disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure, and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company’s Subsidiaries is a party exists or has actually occurred), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in Section 3.1(c)) on the Company. The copies of the Company’s certificate of incorporation and bylaws that have been delivered or made available to Parent are complete and correct copies thereof, each as amended. The Company is not in violation of any provision of its certificate of incorporation or bylaws, as amended (the “Company Organizational Documents”).

(b) Each of the Company’s Subsidiaries is a corporation, limited liability company or other entity duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) As used in this Agreement, the term “Material Adverse Effect” on or with respect to a person means any material adverse effect, change, fact, event, occurrence, development or circumstance (any such item, an “Effect”) (A) on or with respect to the financial condition, properties, business or results of operations of such person and all of its Subsidiaries, taken as a whole or (B) that prohibits or materially restricts or impedes the ability of such person to consummate the Merger in the manner contemplated hereby prior to the Outside Date; provided, however, that no Effect caused by or resulting from any of the following shall constitute, or be taken into account in determining whether there has been, or would be expected to be, a “Material Adverse Effect” on or with respect to a person: (i) general changes or developments in the United States rural, urban, regional or nationwide telecommunications and data communications industry or the segments thereof in which the person or its Subsidiaries operate, (ii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (iii) any change affecting the financial or securities markets in the United States or changes affecting the United States economy generally or the economy of any region in which such person or any of its Subsidiaries conducts business, (iv) any change in such person’s stock price or trading volume or credit rating or any failure of such person to meet financial projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such change in stock price, trading volume or credit rating or such failure to meet financial projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (v)

the announcement or performance (in accordance with its terms) of this Agreement, or the pendency of the consummation of the Merger, including, in the case of such announcement, performance or pendency, the impact thereof on the relationships of such person and its Subsidiaries with their respective employees, independent sales agents, customers, vendors and partners, (vi) any Claim or threatened Claim involving such person relating to this Agreement, the Merger or any other transaction contemplated by this Agreement, including without limitation, any such Claim or threatened Claim arising from allegations of breach of fiduciary duty or other violation of applicable Law, (vii) any change in any applicable Law, rule or regulation or GAAP (as defined in Section 3.4(b)) or any interpretation thereof after the date hereof, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, (ix) the performance of or compliance with the express terms of this Agreement, unless, in the case of clause (i), (ii), (iii), (vii) or (viii) above, such Effect has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of such person and its Subsidiaries, taken as a whole, relative to other persons operating in the same industries as such person and its Subsidiaries.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock, and 20,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of July 27, 2011, (i) 145,617,809 shares of Company Common Stock were issued and outstanding, and (ii) no shares of Company Preferred Stock were issued or outstanding or had been designated. As of the close of business on July 27, 2011, the following numbers of shares of Company Common Stock were subject to outstanding grants made under the Company Equity Plans (as defined in this Section 3.2(a)): 18,826,154 shares of Company Common Stock were issuable upon the exercise or settlement (assuming satisfaction of maximum performance thresholds) of (A) Company Stock Options outstanding under the PAETEC Holding Corp. 2011 Omnibus Incentive Plan, the PAETEC Holding Corp. 2007 Omnibus Incentive Plan, the PAETEC Corp. 2001 Stock Option and Incentive Plan, the PAETEC Corp. 1998 Incentive Compensation Plan, the US LEC Corp. 1998 Omnibus Stock Plan, and the McLeodUSA Incorporated 2006 Omnibus Equity Plan (collectively, the “Company Incentive Plans”), (B) Restricted Stock Unit Awards outstanding under the Company Incentive Plans, and (C) Agent Plan Warrants outstanding under the PAETEC Holding Corp. 2009 Agent Incentive Plan and the PaeTec Communications, Inc. Agent Incentive Plan (collectively, the “Company Agent Plans” and, together with the Company Incentive Plans, the “Company Equity Plans”). As of the close of business on July 27, 2011, 26,053,452 shares of Company Common Stock were reserved for issuance under the Company Equity Plans. As of the close of business on July 27, 2011, 1,578,946 shares of Company Common Stock were reserved for issuance upon exercise of the Non-Plan Warrants. All of the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(b) Except as set forth in Section 3.2(a) above: (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company

Common Stock that were issued after July 27, 2011 pursuant to equity compensation grants that were outstanding on July 27, 2011 and as to which Company Common Stock was reserved for issuance, as set forth in subsection (a) above, shares of Company Common Stock that were issued (or are issuable) pursuant to the ESPP, and shares of Company Common Stock that were issued after the date of this Agreement in accordance with Section 5.1(a)(ii) and (ii) other than rights to purchase shares of Company Common Stock pursuant to the ESPP, or pursuant to equity compensation grants made under the Company Equity Plans after the date of this Agreement in accordance with Section 5.1(a)(ii), there are no outstanding subscriptions, options, restricted stock units, shares of restricted stock, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, restricted stock unit, restricted stock, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list of (i) each Subsidiary of the Company and the record ownership of all issued and outstanding shares of capital stock or other equity interests thereof and (ii) each other corporation, partnership, limited liability company or other entity that is not a Subsidiary but in which the Company owns, directly or indirectly, any equity interest, other than any such interest held as a passive investment (each such entity, a “Company Non-Controlling Interest Business”), in each case identifying the percentage and type of ownership held by the Company. Except as set forth on Section 3.2(c) of the Company Disclosure Letter, and except for investments made after the date of this Agreement in accordance with Section 5.1 the Company does not have any other Subsidiaries or Company Non-Controlling Interest Businesses or own or hold, directly or indirectly, any equity interest in any other person. No Subsidiary of the Company has any outstanding Preferred Stock. All of the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary and each Company Non-Controlling Interest Business have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all mortgages, pledges, claims, restrictions, infringements, liens, charges, encumbrances and security interests and claims of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including preemptive rights, rights of first offer, rights of first refusal, and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests), in each case other than Permitted Liens (as defined below). No Subsidiary of the Company has guaranteed, or pledged assets to secure, the Indebtedness of the Company or any other Subsidiary of the Company. For purposes of this Agreement, “Permitted Liens” means (A) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, and other like Liens arising in the ordinary course of business, and deposits to obtain the release of such Liens, (B) Liens imposed by applicable Laws for (I) Taxes not yet due and payable or (II) Taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves specifically allocated to such matter have been established in accordance with GAAP, (C) Liens granted under or in connection with the Company’s Indebtedness (as defined in Section 5.1(a)), and (D) Liens under or in connection with building and zoning laws, codes, ordinances, and state and federal regulations governing the use of land. Each of LDMI Telecommunications, Inc. and Technology Resource Solutions, Inc. have less than $5 million in total assets.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, as of the close of business on July 27, 2011, held outstanding (i) stock option awards to acquire shares of Company Common Stock, (ii) shares of Company Common Stock subject to Restricted Stock Unit Awards or (iii) Agent Plan Warrants (collectively, the “Company Stock Awards”), in each case, under each of the Company Equity Plans, indicating, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted and the current exercise price, date of grant, vesting schedule and expiration date thereof, including to the extent to which any vesting has occurred as of the date of this Agreement and a description of whether (and to what extent) the vesting of such Company Stock Award will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment, constructive or otherwise, or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. Other than the awards and shares set forth in Section 3.2(d) of the Company Disclosure Letter, there exist no awards to acquire shares of Company Common Stock or shares of Company Common Stock subject to Company Stock Awards. All Company Stock Options or stock appreciation rights were (i) granted with an exercise price per share no lower than the “fair market value” (as defined in the applicable plan) of one share of Company Common Stock on the date of the corporate action effectuating the grant, (ii) granted, accounted for, reported and disclosed in accordance with applicable Law, accounting rules and stock exchange requirements, and (iii) validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable law and recorded on the Company’s financial statements in accordance with GAAP. Without limiting the generality of the preceding sentence, the Company has not engaged in any back dating, forward dating or similar activities with respect to the Company Stock Awards, and has not been the subject of any investigation by the SEC, whether current, pending or closed (in the case of any such pending investigation, to the knowledge of the Company), with respect to any such activities.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth a true, complete and current list of all persons who, as of the close of business on July 27, 2011, held outstanding Non-Plan Warrants, indicating, with respect to each Non-Plan Warrant, the number of shares of Company Common Stock subject to such Non-Plan Warrant, the current exercise price, date of grant, date of assumption by the Company, and expiration date. As of the date hereof, all Non-Plan Warrants are fully vested.

(f) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the stockholders or other equity holders of such Subsidiary on any matter.

(g) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company, any of its Subsidiaries or a Company Non-Controlling Interest Business.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval (as defined in Section 3.18), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the unanimous vote of the Board of Directors of the Company and, (assuming the accuracy of Parent’s representation and warranty contained in Section 4.11) except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has unanimously determined (x) that the Merger is advisable and that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interest of the Company and its stockholders and (y) as of the date of this Agreement, to recommend that such stockholders vote in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) No consent, approval, clearance, certificate, waiver, permit, decision or order (each, a “Consent”) of or from, or registration, declaration, notice or filing made to or with, any federal, national, state, provincial or local government, whether domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made with respect to the Company, any Subsidiary of the Company or any Company License (as defined in Section 3.21(a)) (for the avoidance of doubt, this Section 3.3(b) shall not be deemed to address those Consents required to be obtained or made with respect to any Parent License, which are addressed in Section 4.3(b), or any Consents required solely due to the assets or contractual arrangements of Parent) in connection with the execution and delivery of this Agreement or the Company’s performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in preliminary and definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder (the “Securities Act”), of the Form S-4, and (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company and their respective Subsidiaries are qualified to do business, (iv) such Consents from, or registrations, declarations, notices or filings made to or with, the Federal Communications Commission (the “FCC”) as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 3.3(b)(iv) of the Company Disclosure Letter (the “Company FCC Consents”), (v) such Consents from, or registrations, declarations, notices or filings made to or with, State PSCs (as defined in Section 3.21(a)) as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 3.3(b)(v) of the Company Disclosure Letter (the “Company PSC Consents”), (vi) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and (vii) such other matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The execution and delivery by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) violate in any material respect, or result in a material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss, alteration or impairment of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including any Company Material Contracts (as defined in Section 3.20(a) but excluding any Company Benefit Plans or any Company Individual Agreements, which are covered under Section 3.9), instrument, permit, concession, franchise, right or license binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents, or the certificate of incorporation or bylaws or other equivalent organizational documents, in each case, as amended, of any of the Company’s Subsidiaries, or (iii) conflict with or violate any Laws applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, default, termination, cancellation, acceleration, loss, alteration, impairment, Lien or conflict that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, statements, documents and reports together with any amendments required to be made with respect thereto required to be filed or furnished by it prior to the date hereof with the SEC since January 1, 2008 (the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects, and all documents required to be filed by the Company with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (“Sarbanes-Oxley Act”), as the case may be, and, subject to the last sentence of Section 3.12 with respect to the Proxy Statement, none of the Company SEC Documents contained, and the Subsequent Company SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, or are to be made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. The Company has not received written notice from the SEC as of the date hereof that any of the Company SEC Documents is the subject of ongoing SEC review. None of the Company’s Subsidiaries is required to file reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects, and the consolidated financial statements (including all related notes and schedules) of the Company included in the Subsequent Company SEC Documents will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including in the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Between January 1, 2008 and the date hereof, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and the Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to the Company. Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has delivered or made available to Parent complete and accurate copies of notices received by the Company from its independent auditor of any significant deficiencies or material weaknesses in the Company’s internal control over financial reporting since January 1, 2008 and any other management letter or similar correspondence received by the Company since January 1, 2008 from any independent auditor of the Company or any of its Subsidiaries (at the time such entities were Subsidiaries of the Company).

Section 3.6 No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or as disclosed in the notes thereto) included in the Company SEC Documents, (ii) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2010, (iii) liabilities or obligations which have been discharged or paid in full in the ordinary course of business, (iv) liabilities and obligations arising after December 31, 2010, in the ordinary course of business which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, and (v) liabilities that are incurred in connection with this Agreement and the Merger and the other transactions contemplated hereby, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or be required to be disclosed in the notes thereto).

Section 3.7 No Violation of Law; Permits.

(a) The Company and each of the Company’s Subsidiaries are in compliance in all material respects with and are not in default in any material respect under or in material violation of any federal, state, local or foreign treaty, law, statute, ordinance, rule, executive order, ruling, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) applicable to the Company, such Subsidiaries or any of their respective properties or assets, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the applicable listing and corporate governance rules and regulations of the NASDAQ. Notwithstanding anything contained in this Section 3.7(a), no representation or warranty shall be deemed to be made pursuant to this Section 3.7(a) in respect of the matters referenced in Section 3.5 or in respect of environmental, employee benefits, Tax, labor or communications regulatory matters, which are the subject of the representations and warranties made in Sections 3.8, 3.9, 3.15, 3.16 and 3.21, respectively.

(b) The Company and the Company’s Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations and orders of any Governmental Entity required for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (other than any such items which would constitute Company Licenses) (the “Company Permits”), except where the failure to have any of the Company Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits are in full force and effect, except where the failure of Company Permits to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company and its Subsidiaries are in compliance, in all material respects, with all applicable Laws related to privacy, data protection or the collection and use of personal information gathered or used by the Company and its Subsidiaries applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound.

Section 3.8 Environmental Laws and Regulations.

(a) The Company and each of its Subsidiaries, including any corporate predecessors thereto, are and, except with respect to matters that have been fully and finally resolved, have been in compliance with all applicable Laws relating to pollution or protection of human health, the environment or natural resources (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) and including, without limitation, Laws relating to the exposure to, disposal or releases or threatened releases of any Hazardous Materials (as defined below) (collectively, “Environmental Laws”), which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all Company Permits that are required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for such non-compliance or failure to possess such Company Permits as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As used herein, the term “Hazardous Materials” means any (i) substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “wastes,” “radioactive materials,” “petroleum,” “oils,” or words of similar import under any Environmental Law, and (ii) any other chemical, material or substance for which liability can be imposed under any Environmental Law.

(b) Neither the Company nor any of its Subsidiaries has received notice of, or, to the knowledge of the Company, is the subject of, any Claim by any person asserting an obligation on the part of the Company or its Subsidiaries to conduct investigations or clean-up activities under Environmental Law, alleging non-compliance with any Environmental Law, or alleging liability under any Environmental Law, in each case, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (collectively, “Company Environmental Claims”).

(c) Neither the Company nor any of its Subsidiaries has agreed to assume the liability of any other person arising under Environmental Law, which have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all (i) employee benefit plans, programs and policies (including, for the avoidance of doubt, retirement benefit schemes) maintained by, sponsored, contributed to, or participated in by the Company or any other entity that together with the Company would be treated as a single employer within the meaning of Section 414 of the Code or in which any current or former employees or directors of the Company or its Subsidiaries participate, including any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any multiemployer plan (as defined in Section 3(37) and Section 4001(a)(3) of ERISA), any stock purchase plan, stock option, equity-based, severance, employment, change in control, retention, fringe benefit, bonus, incentive or deferred compensation arrangement and any other material agreement, plan, arrangement or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insurance arrangements), welfare, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, welfare, pension or insurance benefits) or perquisites (collectively, the “Company Benefit Plans”), and (ii) contracts, offer letters and agreements of the Company or its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as a director, employee or consultant pursuant to which the Company or any of its Subsidiaries has an obligation to provide compensation and/or benefits in consideration for past, present, or future services, other than offer letters and non-compete agreements evidenced by the forms of standard offer letter and non-compete agreement made available to Parent (a “Company Individual Agreement”). The Company Disclosure Letter identifies, as of the date hereof, each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Company Qualified Plans”).

(b) The Internal Revenue Service has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust that has not been revoked, and no circumstances exist that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(c) All Company Benefit Plans are, in all material respects, in compliance with and have been administered, in all material respects, in compliance with their governing provisions and all applicable requirements of Law, including, but not limited to, the Code, ERISA as well as any similar Law. Neither the Company nor any Subsidiary of the Company has incurred any material liability under Title IV of ERISA which has not been satisfied in full, and no event has occurred and no condition exists that would reasonably be expected to result in the Company or any Subsidiary of the Company incurring a material liability under Title IV of ERISA. Neither the Company nor any ERISA Affiliate maintains or contributes to, or during the past six years has maintained or was required to contribute to, (i) any plan or arrangement subject to Title IV of ERISA or Section 412 of the Code, (ii) any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (iii) any multiple employer plan within the meaning of Section 413(c) of the Code or (iv) any multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA.

(d) With respect to each Company Benefit Plan, the Company has heretofore delivered or made available to Parent copies of each of the following documents: (i) the legal plan document, together with all amendments thereto; (ii) a copy of the most recent Summary Plan Description (as defined in ERISA) and a copy of each of the three most recent annual reports, actuarial reports and financial statements, in each case if applicable; and (iii) with respect to each Company Qualified Plan, a copy of the most recent determination letter received from the Internal Revenue Service. The Company has heretofore delivered or made available to Parent a copy of each Company Individual Agreement.

(e) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any employee of the Company or any its Subsidiaries to severance pay or compensation payments or any other benefits or rights, (B) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, or (C) accelerate or otherwise result in an obligation to fund benefits under any Company Benefit Plan or Company Individual Agreement (other than the Company Stock Awards referenced in Section 3.2(d)). Section 3.9(e) of the Company Disclosure Letter sets forth a complete list as of the date hereof of all severance plans of the Company or any of its Subsidiaries.

(f) There is no contract, agreement, plan or arrangement with any employee or independent contractor to which the Company or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. Neither the Company nor its Subsidiaries have any obligation to “gross up” or reimburse any person for any excise tax imposed under Section 280G of the Code.

(g) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance in all material respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of Internal Revenue Service Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder.

(h) Section 3.9(h) of the Company Disclosure Letter sets forth, as of the date hereof, all material pending or threatened claims by or against any Company Benefit Plans and, except as set forth therein, there are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any of the Company Benefit Plans or Company Individual Agreements, by any employee or beneficiary covered under any Company Benefit Plan or Company Individual Agreement or otherwise involving any Company Benefit Plan or Company Individual Agreement (other than routine claims for benefits).

(i) No Company Benefit Plan or Company Individual Agreement provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), or (iii) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary. The Company may terminate any such Company Benefit Plan or Company Individual Agreement at any time (whether before or after the Closing) without any obligation to provide coverage for claims incurred after the termination, and the Company at any time (whether before or after the Closing) may change the payments required as a condition of participation thereunder (or impose a requirement for payment where none presently exists).

(j) Neither the Company nor any of its Subsidiaries has used the services of workers provided by third party contract labor suppliers, temporary employees, “leased employees” (within the meaning of Section 414(n) of the Code) or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any Company Benefit Plan or the imposition of penalties or excise taxes with respect to any Plan by the Internal Revenue Service, the Department of Labor, or any other Governmental Entity.

Section 3.10 Absence of Certain Changes or Events.

(a) From December 31, 2010 through the date hereof, there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From December 31, 2010 through the date hereof, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries;

(ii) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into or exercisable for any shares of capital stock of the Company or any of its Subsidiaries;

(iii) any split, combination, subdivision or reclassification of any capital stock, or any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, of the Company or any of its Subsidiaries;

(iv) any amendment to the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(v) except as required to comply with Laws or any Company Benefit Plans, (A) any grant of any severance, change in control or termination pay to any director or employee of the Company other than under the PAETEC Holding Corp. Involuntary Severance Pay Plan, (B) any entry into any employment, consulting, change in control, deferred compensation or other similar agreement, plan, arrangement or policy (or any material amendment to any such agreement, plan, arrangement or policy) with any director or executive officer of the Company, (C) any increase in the compensation or benefits payable under any severance, change in control or termination pay policies or Company Benefit Plans (except as provided under the terms thereof as a result of increases in compensation permitted under clause (D)), (D) any increase in the compensation, bonus or other benefits payable to any person who received a retention grant from the Company on July 1, 2011 in the form of time-based restricted stock units, other than normal increases in base salary (and any corresponding increases in the dollar amount of target bonuses that result from such base salary increases) and wages in the ordinary course of business consistent with past practice, (E) any establishment, adoption, entry into, amendment, modification or termination of any collective bargaining agreement, (F) any establishment, adoption, entry into, termination or amendment or modification in any material respect, of any material Company Benefit Plan, (G) the taking of any action to accelerate any material compensation or benefits, including vesting and payment, or the making of any material determinations, under any collective bargaining agreement or Company Benefit Plan, or (H) any issuance, grant, sale, pledge or transfer of capital stock or rights to acquire capital stock, or any agreement to issue, grant, sell, pledge or transfer capital stock or rights to acquire capital stock;

(vi) any material change in the Company’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by the Company’s independent accountants;

(vii) any amendment of any material Tax Return or the making of any material Tax election;

(viii) any action taken outside the ordinary course of business that would reasonably be expected to result in, or materially increase the amount of, any deferred income or gain from an intercompany transaction or any excess loss account within the meaning of Treasury Regulations promulgated under Section 1502 of the Code or any similar provision of applicable law;

(ix) any settlement or remediation of any material Company Environmental Claims or any material Claims (as defined in Section 3.11) against or affecting Company or its Subsidiaries; or

(x) any material modification of any Company Licenses.

Section 3.11 Investigations; Litigation. There are no actions, suits, inquiries, investigations, reviews or proceedings (“Claims”) pending (or, to the knowledge of the Company, threatened) against or affecting the Company, any of the Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of or before, any Governmental Entity, in each case, that (a) have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) arise from, are based upon, or challenge the validity of, this Agreement or the consummation of the transactions contemplated hereby or seek to prevent the consummation of the transactions contemplated hereby.

Section 3.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including any amendments or supplements thereto, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time and including all letters to stockholders, notices of meeting and forms of proxies to be distributed to stockholders in connection with the Merger, and any schedules required to be filed with the SEC in connection therewith, the “Proxy Statement”), will, at the date the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of the Company.

Section 3.13 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar arrangement in effect, to which the Company is a party or otherwise bound.

Section 3.14 Lack of Stock Ownership.

(a) Neither the Company nor any of its Subsidiaries owns, or during the past three years has owned, any shares of Parent Common Stock or other securities convertible into shares of Parent Common Stock.

(b) None of the Company’s Subsidiaries owns any Company Common Stock.

Section 3.15 Tax Matters.

(a) The Company and each of the Company’s Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all material Tax Returns (as defined in Section 3.15(k)) required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority (as defined in Section 3.15(k)), and such Tax Returns are true, complete and accurate in all material respects, and (B) paid all Taxes shown as due on such Tax Returns, except for such failures to file or pay that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The most recent financial statements contained in the Company SEC Documents filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods through the date of such financial statements.

(c) Except for such Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no Liens for Taxes upon any property or assets of the Company or any of the Company’s Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents filed prior to the date of this Agreement.

(d) There is no audit, examination, deficiency, refund litigation or proposed adjustment with respect to any Taxes currently outstanding other than those that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company or any of its Subsidiaries has received notice in writing of any claim made by a Tax Authority in a jurisdiction where the Company or such Subsidiary, as applicable, does not file a Tax Return, that the Company or such Subsidiary is or may be subject to material taxation by that jurisdiction, where such claim has not been resolved favorably to the Company or such Subsidiary.

(e) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against the Company or any of the Company’s Subsidiaries, except, in each case, with respect to income Taxes or deficiencies, as the case may be, that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any material Taxes is currently in force.

(f) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Company and any of its Subsidiaries, and neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is the Company) or (B) has any material liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Laws regarding Taxes), as a transferee or successor, by contract or otherwise.

(g) Neither the Company nor any of its Subsidiaries has: (A) agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method initiated prior to the Closing Date, except where such adjustments do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (I) in the two years prior to the date of this Agreement or (II) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger; or (C) taken or failed to take any action or has knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(h) The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Laws regarding income Taxes) executed on or prior to the date hereof, except for such inclusions or exclusions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(i) The Company and each of its Subsidiaries is in material compliance with all applicable information reporting and Tax withholding requirements under state, local or foreign Laws regarding Taxes, except for such failures to comply that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(j) Neither the Company nor any of its Subsidiaries has been a party to or a participant in a transaction that (i) gives rise to a registration obligation under Section 6111 of the Code or the Treasury Regulations thereunder, (ii) gives rise to a list maintenance obligation under Section 6112 of the Code or the Treasury Regulations thereunder, or (iii) which is listed, or otherwise reportable, within the meaning of Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(k) For purposes of this Agreement: (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added; (ii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes; and (iii) “Tax Return” means any return, report or similar filing (including all attachments thereto) required to be filed with respect to Taxes, including, without limitation, any information return, claim for refund, amended return, or declaration of estimated Taxes.

Section 3.16 Labor Matters. Neither the Company nor any of its Subsidiaries is (a) a party to, or bound by, any collective bargaining agreement with employees, a labor union or labor organization or (b) a party to, or bound by, any neutrality agreement or any collective bargaining agreement or other agreement with a neutrality clause. Except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or its Subsidiaries, (c) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iii) there is no slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries, and (iv) the Company and its Subsidiaries are in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, and (C) unfair labor practices. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), as a result of any action taken by the Company that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred any actual or contingent liability in connection with any termination of employment of its employees (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any employee and neither the Company nor any of its Subsidiaries has incurred any liability for failure to provide information or to consult with employees under any employment Laws.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of patents and patent applications, trademark registrations and applications, copyright registrations and applications, and Internet domain names, in each case owned by the Company or any of its Subsidiaries.

(b) The Company is the sole and exclusive owner of all of the Intellectual Property set forth in Section 3.17(a) of the Company Disclosure Letter; such Intellectual Property has not been cancelled, abandoned or dedicated to the public domain; all registration, maintenance and renewal fees necessary to preserve the rights of the Company or its Subsidiaries in connection with such Intellectual Property have been paid in a timely manner; and, to the knowledge of the Company, such Intellectual Property is valid and in full force and effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) the Company or a Subsidiary of the Company owns, free and clear of any Liens (which, for the avoidance of doubt, shall not be deemed to include license agreements), other than Permitted liens, or has a valid and enforceable license (free and clear of any Liens, other than Permitted Liens) or otherwise possesses legally enforceable rights to use and practice, all Intellectual Property as currently used in its business as currently conducted;

(ii) to the knowledge of the Company, the conduct of the businesses of the Company or its Subsidiaries, as currently conducted, does not infringe upon or otherwise violate any Intellectual Property of any third person; and neither the Company nor any of its Subsidiaries (nor any of their respective predecessors) has received any written notice since January 1, 2008 from any third person, and there are no pending or unresolved Claims, (1) asserting the infringement or other violation of any Intellectual Property by the Company or any of its Subsidiaries, or (2) pertaining to or challenging the validity, enforceability, or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any material Intellectual Property;

(iii) neither the Company nor any of its Subsidiaries (nor any of their respective predecessors) has sent any written notice since January 1, 2008, to any third person, and there are no pending or unresolved Claims by the Company or any of its Subsidiaries, (1) asserting the infringement or other violation of any material Intellectual Property, or (2) pertaining to or challenging the validity, enforceability, or registrability of, or any right, title or interest of, any third person’s Intellectual Property; and

(iv) there are no consents, judgments, judicial or governmental orders, or settlement, co-existence, or non-assertion agreements restricting the rights of the Company or its Subsidiaries with respect to any of the material Intellectual Property owned by the Company or any of its Subsidiaries, or restricting the conduct of any of the businesses of the Company or any of its Subsidiaries as presently conducted in order to accommodate a third person’s Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and/or its

Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of their trade secrets and other proprietary information; and, to the knowledge of the Company, there has not been any disclosure or other compromise of any confidential or proprietary information of the Company or its Subsidiaries (including any such information of any other person disclosed in confidence to the Company or its Subsidiaries) to any third person in a manner that has resulted or is likely to result in the loss of trade secrets or other rights in and to such information.

(e) For purposes of this Agreement, the term “Intellectual Property” means all intellectual property rights of any kind or nature, including all United States and foreign (i) trademarks, service marks, logos, trade names and corporate names, Internet domain names, designs, slogans and general intangibles of like nature, including all goodwill, common law rights, registrations and applications related to the foregoing, (ii) copyrights and mask works, including all registrations and applications related to the foregoing, (iii) patents, patent applications and industrial designs (and the inventions embodied by the foregoing), including all continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications related to the foregoing, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, and (v) trade secrets and confidential know-how, processes, formulas, algorithms, models, methodologies and other confidential information.

Section 3.18 Required Vote of the Company Stockholders. Assuming the accuracy of Parent’s representation and warranty contained in Section 4.11, the affirmative vote of holders of a majority of the issued and outstanding shares of Company Common Stock is the only vote of holders of securities of the Company which is required to adopt this Agreement (the “Company Stockholder Approval”).

Section 3.19 Opinions of Financial Advisors. The Board of Directors of the Company has received opinions of (a) Bank of America Merrill Lynch and Deutsche Bank Securities Inc., each dated the date of this Agreement, substantially to the effect that, as of such date and based upon the assumptions and other matters set forth therein, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view, and (b) Houlihan Lokey Financial Advisors, Inc., dated the date of this Agreement, substantially to the effect that, as of such date and based upon the assumptions and other matters set forth therein, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. The Company shall deliver to Parent complete and accurate copies of such opinions, which shall be included in the Proxy Statement. The Company has delivered to Parent complete and accurate copies of the engagement letters between the Company and each of Bank of America Merrill Lynch, Deutsche Bank Securities Inc., and Houlihan Lokey Financial Advisors, Inc.

Section 3.20 Company Material Contracts.

(a) Except for this Agreement, the Voting Agreements, the Company Benefit Plans, the Company Individual Agreements or as set forth in the Company SEC Documents or in the Company Disclosure Letter, or any Company Material Contracts (as defined below) that are entered into after the date hereof in accordance with Section 5.1, neither the

Company nor any of its Subsidiaries is a party to or bound by any contract constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or:

(i) any contract creating or relating to any material partnership, joint venture, alliance, or joint development agreement;

(ii) any stockholder or shareholder agreement, investor rights agreement, registration rights agreement or other similar contract between the Company and any stockholder of the Company or any holder of Company Stock Awards, including any such agreement granting any person investor rights, registration rights, director designation rights or similar rights (collectively “Company Stockholder Agreements”);

(iii) any contract containing covenants binding upon the Company or any of its Subsidiaries that materially restrict the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger could materially restrict the ability of the Surviving Corporation or its affiliates) to compete in any business that is material to the Company and its affiliates, taken as a whole, as of the date of this Agreement, or that restricts the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger, would restrict the ability of the Surviving Corporation or its affiliates) to compete with any person or in any geographic area;

(iv) agreements not made in the ordinary course of business involving material indemnification for obligations of or losses or damages incurred by third parties;

(v) contracts that contain restrictions with respect to payment of dividends or any other distribution in respect of the equity of the Company or any of its Subsidiaries;

(vi) letters of credit or similar arrangements relating to the Company or any of its Subsidiaries;

(vii) agreements relating to the acquisition or divestiture of the capital stock or other equity securities of any person (other than the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries;

(viii) any contract establishing or documenting a material exclusive relationship regarding television, Internet portals, directories or other key services;

(ix) any lease for data center, corporate, sales or switch sites reasonably likely to involve fixed payments after the date of this Agreement, or which resulted in payments in the previous twelve (12) months, under any such agreement in excess of $500,000;

(x) any agreement pursuant to which the Company or any of its Subsidiaries has acquired substantially all of the assets or business of any other person since January 1, 2008, where the purchase price therefor exceeded $5,000,000;

(xi) any hedge, collar, forward purchasing, swap, or other derivative contract (a “Hedge Agreement”), pursuant to which the Company and its Subsidiaries could reasonably incur a liability or obligation in excess of $500,000 either individually or in the aggregate with all such Hedge Agreements;

(xii) Interconnection Agreements as described in Section 3.27(d);

(xiii) any contract that imposes a requirement upon the Company or its Subsidiaries to maintain its headquarters in a specific location or to maintain a particular level of headcount in a specific location in order to receive the benefits of the contract;

(xiv) any contract constituting a collective bargaining agreement; or

(xv) any other agreement, contract or binding commitment, other than Interconnection Agreements, contracts with customers of the Company or its Subsidiaries, or acquisition agreements, which have resulted, are expected to result, or are reasonably likely to result in payments by the Company or its Subsidiaries under any such agreement exceeding $5,000,000 in calendar year 2011.

All contracts of the type described in this Section 3.20(a) are collectively referred to herein as “Company Material Contracts”).

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) The Company and its Subsidiaries have the right to terminate those agreements listed on Section 3.20(c) of the Company Disclosure Letter at any time after the date of this Agreement without the imposition or incurrence of any liability on the Company or its Subsidiaries.

Section 3.21 Regulatory Matters.

(a) The Company and the Company’s Subsidiaries hold all permits, approvals, authorizations, certificates, registrations and licenses set forth in Section 3.21(a) of the Company Disclosure Letter issued by the FCC or the state public service or public utility commissions or other similar state regulatory bodies (“State PSCs”), and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Entity (the “Company Licenses”) that are required for the Company and each Subsidiary of the Company to conduct its business, as presently conducted, except where the failure to hold Company Licenses has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Each Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (ii) any pending proceeding by or before the FCC or State PSCs to suspend, revoke or cancel such Company License, or any judicial review of a decision by the FCC or State PSCs with respect thereto, unless such pending proceeding or judicial review has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has no knowledge of any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure thereof to be renewed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The licensee of each Company License is in compliance with such Company License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Act of 1934, as amended (the “Communications Act”), or the rules, regulations, written policies and orders of the FCC (together with the Communications Act, the “FCC Rules”) or similar state telecommunications laws (the “State Telecommunications Laws”) and the rules, regulations, written policies and orders of State PSCs (collectively with the State Telecommunications Laws, the, “PSC Rules”), and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure of such licensee to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Section 3.21(d) of the Company Disclosure Letter sets forth a list of all material regulatory permits, approvals, authorizations, certificates, registrations and licenses issued or granted to the Company or any of its Subsidiaries by the FCC or any PSC, in each case, that constitute Company Licenses, together with the name of the entity holding such Company License. The Company or a wholly owned Subsidiary of the Company directly or indirectly owns one hundred percent (100%) of the equity interests and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses, except where the failure to own such equity or control such voting power and decision making authority of such licensees has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License, order or other agreement, obtained from, issued by or concluded with any State PSC would impose restrictions of the ability of any Subsidiary of the Company to make payments, dividends or other distributions to the Company or any other Subsidiary of the Company that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by other State PSCs.

(e) The Company does not have knowledge of any facts that would materially impair, delay or preclude the Company’s ability to obtain any Governmental Consents.

(f) The Company is not aware of any pending FCC, FERC or State PSC regulatory proceeding that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.22 Affiliate Transactions. From January 1, 2008 through the date hereof, all transactions, agreements, arrangements or understandings between the Company and the Company’s affiliates or other persons (“Company Affiliate Transactions”) that are required to be disclosed in the Company SEC Documents in accordance with Item 404 of the SEC’s Regulation S-K have been so disclosed.

Section 3.23 Takeover Provisions. The Board of Directors of the Company has unanimously adopted a resolution or resolutions approving this Agreement, the Merger and the other transactions contemplated hereby, and, assuming the accuracy of Parent’s representation and warranty contained in Section 4.11, such approval constitutes approval of the Merger and the other transactions contemplated hereby by the Board of Directors of the Company under the provisions of Section 203 of the DGCL, such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to this Agreement and the Merger or the other transactions contemplated hereby. To the knowledge of the Company, no state takeover statute other than Section 203 of the DGCL (which has been rendered inapplicable) is applicable to the Merger or the other transactions contemplated hereby.

Section 3.24 Insurance. The Company has previously made available to Parent all material policies of insurance maintained by the Company or any of its Subsidiaries. Such policies are in full force and effect and all premiums due with respect to such policies have either been paid or adequate provision for the payment by the Company or one of its Subsidiaries thereof has been made, except for such failures to be in full force and effect or to pay such premiums as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.25 Finders or Brokers. Except for Bank of America Merrill Lynch, Deutsche Bank Securities Inc. and Houlihan Lokey Financial Advisors, Inc., a copy of each of whose engagement agreement has been provided to Parent, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.26 Swap Agreements. Neither the Company nor any of its Subsidiaries is party to any agreement other than the Company Benefit Plans with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

Section 3.27 Assets and Property; Networks.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, either the Company or one of its Subsidiaries owns, and has good and valid title to, all of its owned real property and has valid leasehold interests in all of its leased properties, free and clear of all Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) all leases under which the Company or any of its Subsidiaries leases any real property are valid and in full force and effect against the Company or such Subsidiary and, to the knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and (b) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.

(b) All leases, including all collocation agreements to which the Company or any of its Subsidiaries is a party, in respect of real property leased by the Company or any of its Subsidiaries are in full force and effect, neither the Company nor any of its Subsidiaries has received any written notice of a material breach thereunder, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a material breach or default thereunder.

(c) Section 3.27(c) of the Company Disclosure Letter sets forth, as of the date hereof, the following information related to the network of the Company and its Subsidiaries: (i) a list of all switch locations of the Company and its Subsidiaries and (ii) maps that depict generally the fiber routes operated by the Company and its Subsidiaries (collectively, the “Network Facilities”). The Network Facilities described in Section 3.27(c) of the Company Disclosure Letter are in all material respects in good operating condition and repair, ordinary wear and tear excepted. With respect to each Network Facility, except as set forth on Section 3.27(c) of the Company Disclosure Letter, to the knowledge of the Company, any notices or other actions required to be taken to renew the term of such Network Facility for any upcoming renewal term have been taken or given in the manner and within the time provided in such Network Facility agreement or contract(or the time period provided for giving of such notice or to undertake such action has not expired) to effectively renew the term of such Network Facility agreement or contract for the upcoming term thereof to the extent that such Network Facility agreement or contract is renewable by its terms and the Company or its applicable Subsidiary intends to renew such Network Facility agreement or contract. To the knowledge of the Company, no event has occurred, or circumstance exists, that, but for the passage of time or giving of notice, would preclude any Network Facility agreement or contract from being renewed in accordance with the terms thereof to the extent the Company or its applicable Subsidiary intends to renew such Network Facility agreement or contract. Each of the Network Facilities described in Section 3.27(c) of the Company Disclosure Letter is free and clear of all Liens (other than Permitted Liens) and other rights in favor of other persons, subject, however, to the terms of the agreements or contracts pursuant to which such Network Facilities were acquired.

(d) Section 3.27(d) of the Company Disclosure Letter lists, as of the date hereof, material interconnection agreements entered into pursuant to Sections 251 and 252 of the Telecommunications Act of 1996 (the “Telecommunications Act”) in the states of New York, Virginia, Pennsylvania, Florida and California, which aforementioned states represent the highest revenue-producing states for the Company’s and its Subsidiaries’ regulated businesses, including amendments to implement the FCC’s Triennial Review Remand Order, to the extent such amendments have been adopted (the “Interconnection Agreements”), between the Company or its Subsidiaries and the largest incumbent local exchange carriers in such states. All Interconnection Agreements include the general terms, conditions and pricing for any unbundled network elements (“UNEs” ), collocation or other network facilities or services provided under Sections 251 and 252 of the Telecommunications Act. The Company and its Subsidiaries pay for network facilities and services provisioned under the Interconnection Agreements at rates no higher than those rates approved in the most recent TELRIC cost order from each respective State PSC in states in which the Company or any of its Subsidiaries has Interconnection Agreements.

(e) Section 3.27(e) of the Company Disclosure Letter lists all energy wholesale agreements to which the Company or any of its Subsidiaries are a party. Other than such energy wholesale agreements and any related end user contracts, neither the Company nor any of its Subsidiaries is party to any contract or agreement necessary for the operation of the Company’s energy business as currently conducted.

Section 3.28 Customer and Vendor Disputes. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is involved in any written dispute with, has received any written notice of an intention to dispute from, or has received any request for audit, accounting or review from, any customer carrier, supplier or vendor of the Company or any of its Subsidiaries involving an aggregate amount in question under such dispute in excess of $500,000 relating to any transactions or commitments made, or any contracts or agreements entered into, by the Company or any of its Subsidiaries, on one hand, and such customer or vendor, on the other hand.

Section 3.29 Restricted Payment Capacity. As of the date hereof and as of the Closing Date, the Company is able to incur at least $1.00 of Indebtedness (as defined in each Company Indenture, as defined below) under Section 4.03(a) of each of (a) the Indenture, dated as of July 10, 2007, as supplemented, among the Company, the guarantors named therein and The Bank of New York Mellon (formerly The Bank of New York), as trustee (the “2015 Indenture”), with respect to the Company’s 9.5% Senior Notes due 2015 (the “2015 Notes”), (b) the Indenture, dated as of June 29, 2009, as supplemented, among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “2017 Indenture”), with respect to the Company’s 8 7/8% Senior Secured Notes due 2017 (the “2017 Notes”) and (c) the Indenture, dated as of December 2, 2010, as supplemented, among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “2018 Indenture” and, together with the 2015 Indenture and the 2017 Indenture, the “Company Indentures”), with respect to the Company’s 9 7/8% Senior Notes due 2018 (the “2018 Notes” and, together with the 2015 Notes and the 2017 Notes, the “Company Notes”). As of the date hereof, the Restricted Payment Availability is no less than $240 million. For purposes of this Agreement, “Restricted Payment Availability” means the lesser of: (x) the sum of the amounts calculated in accordance with clauses (i), (ii) and (iii) of Section 4.04(a)(C) of the 2015 Indenture less the amount of any Restricted Payments made after the Closing Date (as each such term is defined in the 2015 Indenture); (y) the sum of the amounts calculated in accordance with clauses (i), (ii) and (iii) of Section 4.04(a)(C) of the 2017 Indenture less the amount of any Restricted Payments made after the Closing Date (as each such term is defined in the 2017 Indenture); or (z) the sum of the amounts calculated in accordance with clauses (i), (ii), (iii) and (iv) of Section 4.04(a)(C) of the 2018 Indenture less the amount of any Restricted Payments made after the Closing Date (as each such term is defined in the 2018 Indenture).

Section 3.30 NO ADDITIONAL WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE COMPANY AND ITS SUBSIDIARIES HAVE NOT MADE AND DO NOT HEREBY MAKE ANY EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF THE COMPANY AND ITS SUBSIDIARIES OR THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY

PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF THE COMPANY AND ITS SUBSIDIARIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, ARE HEREBY DISCLAIMED BY THE COMPANY AND ITS SUBSIDIARIES. It is understood that any cost estimate, projection or other prediction, any data, any financial information or presentations provided by the Company or any of its representatives are not and shall not be deemed to be or to include representations or warranties of the Company or its Subsidiaries. No person has been authorized by the Company to make any representation or warranty relating to the Company, its Subsidiaries, or the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by the Company and shall not be deemed to have been made by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent SEC Documents (excluding any disclosures set forth in any section of a filed Parent SEC Document entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in the Parent SEC Documents to the extent that they are forward-looking in nature) or in the corresponding section of the disclosure letter delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that (x) disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure, and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or any of Parent’s Subsidiaries is a party exists or has actually occurred), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Qualification; Organization, Etc.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. The copies of Parent’s certificate of incorporation and bylaws which have been delivered or made available to the Company are complete and correct copies thereof, each as amended. Parent is not in violation of any provision of its certificate of incorporation or bylaws.

(b) Merger Sub and each of Parent’s Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 1,000,000,000 shares of common stock, par value $.0001 per share (“Parent Common Stock”), 200,000,000 shares of preferred stock, par value $.0001 per share (“Parent Preferred Stock”). As of July 31, 2011, (i) 509,964,945 shares of Parent Common Stock were issued and outstanding and no shares were held in the treasury of Parent and (ii) no shares of Parent Preferred Stock were outstanding. As of July 31, 2011, 4,405,285 shares of Parent Common Stock were issuable upon the exercise or settlement (assuming satisfaction of maximum performance thresholds) of Parent restricted stock or Parent performance-based restricted stock outstanding under Parent’s 2006 Equity Incentive Plan (the “Parent Equity Plan”). As of July 31, 2011, (x) 9,583,332 shares of Parent Common Stock were reserved for issuance under the Parent Equity Plan and (y) no shares of Parent Preferred Stock had been designated. All the outstanding shares of Parent Common Stock and all shares of Parent Common Stock which may be issued, including shares of Parent Common Stock which may be issued pursuant to this Agreement, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(b) Except as set forth in subsection (a) above, as of the date hereof, (i) Parent does not have any shares of its capital stock issued or outstanding other than shares of Parent Common Stock that were issued after June 30, 2011, but were reserved for issuance as set forth in subsection (a) above, and shares of Parent Common Stock that were issued (or are issuable) pursuant to Parent’s equity incentive plans and (ii) other than rights to purchase shares of Parent Common Stock pursuant to Parent’s equity incentive plans, there are no outstanding subscriptions, options, restricted stock units, shares of restricted stock, warrants, calls, convertible securities, or other similar rights, agreements or commitments relating to the issuance of capital stock to which Parent or any of its Subsidiaries is a party obligating Parent or any Subsidiary of Parent to, in either case (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, restricted stock unit, restricted stock, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Parent.

(c) Section 4.2(c) of the Parent Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list of (i) each Subsidiary of Parent and the record ownership of all issued and outstanding shares of capital stock or other equity interests thereof and (ii) each other corporation, partnership, limited liability company or other entity that is not a Subsidiary but in which Parent owns, directly or indirectly, an equity interest, other than any such interest held as a passive investment (each, a “Parent Non-Controlling Interest Business”), in each case identifying the percentage and type of ownership held by Parent. Except as set forth on Section 4.2(c) of the Parent Disclosure Letter, Parent does not have any other Subsidiaries or Parent Non-Controlling Interest Businesses or own or hold, directly or indirectly, any equity or other security interest, or has not made any investment, in any other person. Except as set forth in Section 4.2(c) of the Parent Disclosure Letter, all the outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary and each Parent Non-Controlling Interest Business have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of all Liens and free of any other restriction (including preemptive rights, rights of first offer, rights of first refusal and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). No Subsidiary of Parent has guaranteed, or pledged assets to secure the Indebtedness of Parent or any other Subsidiary of Parent.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the unanimous vote of the Board of Directors of Parent and Merger Sub and by Parent, acting in its capacity as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made with respect to Parent, any Subsidiary of Parent or any approvals, authorizations, certificates, registrations and licenses issued by the FCC or the State PSCs or any other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to Parent or any of its Subsidiaries by a Governmental Entity (the “Parent Licenses”) that are required for Parent and each of its Subsidiaries to conduct its business, as presently conducted (for the avoidance of doubt, this Section 4.3(b) shall not be deemed to address those Consents required to be obtained or made with respect to any Company License or with respect to, or due to the change of control of, the Company or any Subsidiary of the Company, which are addressed in Section 3.3(b), or any Consents required solely due to the assets or contractual arrangements of the Company) in connection with the execution and delivery of this Agreement or Parent’s or Merger Sub’s performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 in connection with the issuance of the Merger Consideration, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company and their respective Subsidiaries are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock as Merger Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the FCC as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 4.3(b)(v) of the Parent Disclosure Letter (the “Parent FCC Consents” and, together with the Company FCC Consents, the “FCC Consents”), (vi) such Consents from, or registrations, declarations, notices or filings made to or with, State PSCs as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 4.3(b)(vi) of the Parent Disclosure Letter (the “Parent PSC Consents” and, together with the Company PSC Consents, the “PSC Consents”), (vii) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued as Merger Consideration and (viii) such other matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) The execution and delivery by Parent or Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss, alteration or impairment of a material benefit under, any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws of Parent, as amended (the “Parent Organizational Documents”), or the certificate of incorporation or bylaws or other equivalent organizational documents, in each case, as amended, of any of Parent’s Subsidiaries, (iii) conflict with or violate any Laws applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, default, termination, cancellation, acceleration, loss, alteration, impairment, Lien or conflict that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.4 Reports and Financial Statements.

(a) Parent has timely filed or furnished all forms, statements, documents and reports together with any amendments required to be made with respect thereto required to be filed or furnished by it prior to the date hereof with the SEC since January 1, 2008 (the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects, and all documents required to be filed by Parent with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Parent SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and subject to the last sentence of Section 4.10 with respect to the Form S-4, none of the Parent SEC Documents contained, and the Subsequent Parent SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, or are to be made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents. Parent has not received written notice from the SEC as of the date hereof that any of the Parent SEC Documents is the subject of ongoing SEC review. None of the Parent Subsidiaries is required to file reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects, and the consolidated financial statements (including all related notes and schedules) of Parent included in the Subsequent Parent SEC Documents will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including in the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Between January 1, 2008 and the date hereof, Parent has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Parent SEC Documents.

Section 4.5 Internal Controls and Procedures. Parent is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act, and the provisions of the Exchange Act and the Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to Parent. Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Parent nor any of its

Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent has delivered or made available to the Company complete and accurate copies of notices received by Parent from its independent auditor of any significant deficiencies or material weaknesses in Parent’s internal control over financial reporting since January 1, 2008 and any other management letter or similar correspondence received by Parent since January 1, 2008 from any independent auditor of Parent or any of its Subsidiaries (at the time such entities were Subsidiaries of Parent).

Section 4.6 No Undisclosed Liabilities. Except (i) as reflected or reserved against in Parent’s consolidated balance sheets (or as disclosed in the notes thereto) included in the Parent SEC Documents, (ii) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2010, (iii) liabilities or obligations which have been discharged or paid in full in the ordinary course of business, (iv) liabilities and obligations arising after December 31, 2010, in the ordinary course of business which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, and (v) liabilities that are incurred in connection with this Agreement and the Merger and the other transactions contemplated hereby, neither Parent, nor any Subsidiary of Parent, has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or be required to be disclosed in the notes thereto).

Section 4.7 No Violation of Law; Permits.

(a) Parent and each of Parent’s Subsidiaries are in compliance in all material respects with and are not in default in any material respect under or in material violation of any Laws applicable to Parent or such Subsidiaries or any of their respective properties or assets, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the applicable listing and corporate governance rules and regulations of the NASDAQ. Notwithstanding anything contained in this Section 4.7(a), no representation or warranty shall be deemed to be made pursuant to this Section 4.7(a) in respect of the matters referenced in Section 4.5 or in respect of Tax, environmental or regulatory matters, which are the subject of representations and warranties made pursuant to Section 4.12, 4.15 and 4.16, respectively.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations and orders of any Governmental Entity required for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All Parent Permits are in full force and effect, except where the failure of Parent Permits to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Parent and its Subsidiaries are in compliance, in all material respects, with all applicable Laws related to privacy, data protection or the collection and use of personal information gathered or used by Parent and its Subsidiaries applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound.

Section 4.8 Absence of Certain Changes or Events.

(a) From December 31, 2010 through the date hereof, there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) From December 31, 2010 through the date hereof, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and except as contemplated by this Agreement or described in the Company SEC Documents, there has not been:

(i) any split, combination, subdivision or reclassification of any capital stock, or any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, of Parent;

(ii) any amendment to the certificate of incorporation, bylaws or other organizational documents of Parent;

(iii) any material change in Parent’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by Parent’s independent accountants; or

(iv) any settlement or remediation of any material Parent Environmental Claims (as defined in Section 4.15(b)) or any material Claims against or affecting Parent or its Subsidiaries.

Section 4.9 Investigations; Litigation. Except as described in the Parent SEC Documents, there are no Claims pending (or, to Parent’s knowledge, threatened) against or affecting Parent, any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of or before any Governmental Entity, in each case, that (a) have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) arise from, are based upon, or challenge the validity of this Agreement or the consummation of the transactions contemplated hereby or seek to prevent the consummation of the transactions contemplated hereby by Parent.

Section 4.10 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.10, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of Parent.

Section 4.11 Lack of Stock Ownership.

(a) None of Parent, Merger Sub or any of their Subsidiaries or any of their respective affiliates or associates owns any shares of Company Common Stock or other securities convertible into shares of Company Common Stock (exclusive of any shares owned by Parent’s employee benefit plans (which shares do not represent, and have not during the past three (3) years represented, 15% or more of the outstanding Company Common Stock)) and is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in such case, any shares of Company Common Stock (other than as contemplated by this Agreement). Neither Parent nor Merger Sub nor any of their respective affiliates or associates is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

(b) None of Parent’s Subsidiaries owns any Parent Common Stock.

Section 4.12 Tax Matters.

(a) Parent and each of its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority, and such Tax Returns are true, complete and accurate in all material respects, and (B) paid all Taxes shown as due on such Tax Returns, except for such failures to file or pay that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Except for such Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, there are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Parent SEC Documents filed prior to the date of this Agreement.

(c) There is no audit, examination, deficiency, refund litigation or proposed adjustment with respect to any Taxes currently outstanding other than those which do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. None of Parent or any of its Subsidiaries has received notice in writing of any claim made by a Tax Authority in a jurisdiction where Parent or such Subsidiary, as applicable, does not file a Tax Return, that Parent or such Subsidiary is or may be subject to material taxation by that jurisdiction, where such claim has not been resolved favorably to Parent or such Subsidiary.

(d) None of Parent or any of its Subsidiaries have taken or failed to take any action or has knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.13 Voting Requirements. No vote of the holders of any class or series of capital stock of Parent is necessary for Parent to adopt this Agreement or to approve the transactions contemplated hereby.

Section 4.14 Financing Commitments. Parent has delivered a true, complete, and executed copy of a commitment letter, dated as of July 31, 2011, among Parent, J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A., including all exhibits, schedules and amendments to such letter in effect as of the date hereof (but, for the avoidance of doubt, not including any related fee letter) (the “Commitment Letter”), pursuant to which JPMorgan Chase Bank, N.A. has committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Financing”) for the purpose of redeeming or repurchasing the Company Notes to the extent necessary. None of the commitments contained in the Commitment Letter have been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. The Commitment Letter is in full force and effect and constitutes the legal, valid, and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. The Commitment Letter is not subject to any conditions precedent, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, and assuming the accuracy of the representations and warranties of the Company set forth in Article III and the Company’s compliance with its agreements set forth in Article V, the aggregate proceeds of the loans contemplated by the Commitment Letter, together with amounts available to be borrowed pursuant to Parent’s loan facilities and Parent’s and Company’s anticipated cash on hand, are reasonably expected to be sufficient for Parent and the Surviving Corporation to redeem or repurchase the Company Notes to the extent necessary, to repay or refinance amounts anticipated to be outstanding under the Company’s credit facilities on the Closing Date and to consummate the Merger. As of the date of this Agreement, no event has occurred that would constitute a breach or default (or an event that with notice or lapse of time or both would constitute a default) on the part of Parent under the Commitment Letter or, to the knowledge of Parent, any other party to the Commitment Letter. As of the date of this Agreement, and subject to the satisfaction of the conditions contained in Sections 6.1 and 6.3, Parent has no knowledge of any facts or circumstances that are reasonably likely to result in any of the conditions to the Financing not being satisfied or the Financing not being available to Parent on the Closing Date other than pursuant to a termination of the Commitment Letter as a result of the conditions precedent to the occurrence of the Commitment Letter Termination Date, as set forth in the first sentence of Section 5.14, having been satisfied. Parent has fully paid all commitment fees or other fees, if any, required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

Section 4.15 Environmental Laws and Regulations.

(a) Parent and each of its Subsidiaries, including any corporate predecessors thereto, are and, except with respect to matters that have been fully and finally resolved, have been in compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by Parent and its Subsidiaries of all Parent Permits that are required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for such non-compliance or failure to possess such Parent Permits as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Neither Parent nor any of its Subsidiaries has received notice of, or, to the knowledge of Parent, is the subject of, any Claim by any person asserting an obligation on the part of Parent or its Subsidiaries to conduct investigations or clean-up activities under Environmental Law, alleging non-compliance with any Environmental Law, or alleging liability under any Environmental Law, in each case, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (collectively, “Parent Environmental Claims”).

(c) Neither Parent nor any of its Subsidiaries has agreed to assume the liability of any other person arising under Environmental Law, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.16 Regulatory Matters.

(a) Parent and each of its Subsidiaries hold all Parent Licenses that are required for Parent and each Subsidiary of Parent to conduct its business, as presently conducted, except where the failure to hold Parent Licenses has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Each Parent License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. No Parent License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, or (ii) any pending proceeding by or before the FCC or State PSCs to suspend, revoke or cancel, or any judicial review of a decision by the FCC or State PSCs with respect thereto, unless such pending proceeding or judicial review has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has no knowledge of any event, condition or circumstance that would preclude any Parent License from being renewed in the ordinary course (to the extent that such Parent License is renewable by its terms), except where the failure thereof to be renewed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) The licensee of each Parent License is in compliance with such Parent License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the FCC Rules or PSC Rules, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure of such licensee to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(d) Parent or a wholly owned Subsidiary of Parent directly or indirectly owns one hundred percent (100%) of the equity interests and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Parent Licenses, except where the failure to own such equity or control such voting power and decision making authority of such licensees has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(e) Parent does not have knowledge of any facts that would materially impair, delay or preclude Parent’s ability to obtain any FCC Consents or PSC Consents.

(f) Parent is not aware of any pending FCC or State PSC regulatory proceeding that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.17 Finders or Brokers. Except for Stephens Inc. and J.P. Morgan Securities LLC, a copy of each of whose engagement agreement has been provided to the Company, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.18 NO ADDITIONAL WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV, PARENT AND ITS SUBSIDIARIES HAVE NOT MADE AND DO NOT HEREBY MAKE ANY EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF PARENT AND ITS SUBSIDIARIES OR THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF PARENT AND ITS SUBSIDIARIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV, ALL OTHER

REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF PARENT AND ITS SUBSIDIARIES, ARE HEREBY DISCLAIMED BY PARENT AND ITS SUBSIDIARIES. It is understood that any cost estimate, projection or other prediction, any data, any financial information or presentations provided by Parent or any of its representatives are not and shall not be deemed to be or to include representations or warranties of Parent or its Subsidiaries. No person has been authorized by Parent to make any representation or warranty relating to Parent, its Subsidiaries, or the business of Parent or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by Parent and shall not be deemed to have been made by Parent.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) Conduct of the Business of the Company. From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by Law, (ii) as may be agreed in writing by Parent, (iii) as may be expressly permitted or required pursuant to this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted, in all material respects, only in, and such entities shall not take any action except in, the ordinary course of business, consistent with past practice; and the Company for itself and on behalf of its Subsidiaries agrees with Parent to use its commercially reasonable efforts to preserve substantially intact their business organizations and goodwill, to keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted and to maintain satisfactory relationships with significant customers and suppliers and with other persons with whom they have significant business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Consistent with the foregoing, the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the earlier of the Effective Time and the Termination Date, and except (A) as may be required by Law, (B) as may be agreed in writing by Parent after seeking consent (which consent will not be unreasonably withheld, conditioned or delayed with respect to clauses (v), (ix), (x), (xii), (xiii), (xiv), (xv), (xvii), (xxi) or (xxii) below), (C) as may be expressly permitted or required pursuant to this Agreement, or (D) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall not, and shall not permit any Subsidiary of the Company to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent entity, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.1(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Subsidiary of the Company or any securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Subsidiary of the Company, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests except as directed by a participant in any Company Equity Plan in connection with required tax withholdings in connection with the vesting of Company Stock Awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) (A) any shares of capital stock of the Company or any Subsidiary of the Company (other than the issuance of Company Common Stock upon the exercise of Company Stock Awards specified in Section 3.2(a)), (B) any other equity interests or voting securities of the Company or any Subsidiary of the Company, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company, or (E) any other rights issued by the Company or any Subsidiary of the Company that are linked in any way to the price of Company Common Stock or any other shares of capital stock of the Company or its Subsidiaries, the value of the Company, any Subsidiary of the Company or any part of the Company or any Subsidiary of the Company or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Subsidiary of the Company;

(iii) (A) amend the certificate of incorporation or bylaws of the Company or (B) amend the certificate of incorporation or bylaws or organizational documents of any Subsidiary of the Company in a manner which would limit the ability of the Surviving Corporation to remove or replace the directors and officers of such Subsidiary without cause or which would be reasonably likely to have a Material Adverse Effect on the Company or to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or the NASDAQ;

(iv) Except as required pursuant to existing written agreements or employee benefit plans in effect and disclosed to Parent prior to the execution of this Agreement, or as otherwise required by Law (A) grant to any current or former director or employee of the Company or any Subsidiary of the Company any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such person not previously receiving or entitled to receive such compensation, except to the extent expressly required under any Company Benefit Plan as in effect as of the date of this Agreement (or as amended consistent with Section 5.1(a)(v) below), and, in the case of employees at the director level or below, except for increases in the ordinary course of business consistent with past practice not to exceed $17,000 per month in the aggregate, (B) notwithstanding clause (A) above, grant to any person any severance, retention, change in control or termination compensation or benefits or any increase therein, except to the extent expressly required under any Company Benefit Plan as in effect as of the date of this Agreement (or as amended consistent with Section 5.1(a)(v) below), or (C) amend, change or modify the terms of any existing equity grants, or award any additional equity grants;

(v) except as required pursuant to existing employee benefit plans in effect and disclosed to Parent prior to the execution of this Agreement, or as otherwise required by Law, enter into or adopt any material Company Benefit Plan or amend in any material respect any material Company Benefit Plan, except for any amendments in the ordinary course of business in order to comply with changes in applicable Law to the extent such amendments do not increase the cost of such Company Benefit Plans to the Company and its Subsidiaries;

(vi) enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Company Equity Plan or Company Benefit Plan maintained by Company or any Company Individual Agreement as of the date of this Agreement;

(vii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement) or as required by applicable Law;

(viii) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof;

(ix) other than purchases and sales of inventory, supplies and real property in the ordinary course of business, consistent with past practice, (A) acquire or agree to acquire any tangible properties or assets or (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise dispose of, other than dispositions to the Company and any Subsidiary of the Company, any tangible properties or assets or any interests therein;

(x) encumber or subject to any Lien any tangible properties or assets or any interests therein, other than liens that are permitted under the 2015 Indenture, the 2017 Indenture, the 2018 Indenture and/or the Company’s outstanding letters of credit;

(xi) except as required by Law or in the ordinary course of business, consistent with past practice, (A) make or change any material Tax election or settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment (except for such actions related thereto which do not require the approval of any officer of the Company) or grant any power of attorney with respect to material Taxes or enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund or (B) change its fiscal year;

(xii) except as necessary in the ordinary course of business, consistent with past practice, grant or acquire, agree to grant to or acquire from any person, or dispose of or permit to lapse any rights to any Intellectual Property material to the conduct of the business of the Company and its Subsidiaries (taken as a whole) as currently conducted, or disclose to any person, other than Representatives of Parent, any material trade secrets;

(xiii) incur any (i) obligations for borrowed money or with respect to deposits or advances of any kind, (ii) obligations evidenced by bonds, debentures, notes or similar instruments, (iii) capitalized lease obligations, (iv) guarantees and other arrangements having the economic effect of a guarantee of any indebtedness of any other person, or (v) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others to purchase the obligations or property of others (the items referenced in the foregoing clauses (i) through (v) being collectively hereinafter referred to as “Indebtedness”), including the procurement of additional funds pursuant to the terms of any revolving credit arrangement, except for Indebtedness of the Company to any Subsidiary of the Company, or capitalized lease obligations for equipment entered into in the ordinary course of business that do not exceed $1,500,000 individually;

(xiv)(A) take any action inconsistent with the cash management policies of the Company other than in the ordinary course of business, consistent with past practice, including, without limitation, any acceleration of any receivables or payables or making of any investment, in each case other than in the ordinary course of business, consistent with past practice, or (B) repay or refinance any Indebtedness (other than required payments of principal and interest when due);

(xv) make, or agree or commit to make, any capital expenditure (A) in 2011 except in accordance with the capital plan for 2011 set forth in Section 5.1(a)(xiv) of the Company Disclosure Letter; provided, however, that a 10%

variance from the 2011 plan on an aggregate and cumulative basis shall be permissible for these purposes or (B) in 2012 except in an amount not to exceed 110% of the capital plan for 2011;

(xvi) enter into or amend any contract if such contract or amendment of a contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger;

(xvii)(A) enter into or amend any Company Material Contract to the extent consummation of the Merger or compliance by the Company or any Subsidiary of the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the material properties or assets of the Company or any Subsidiary of the Company under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlement of any third party under, any provision of such contract or amendment or (B) enter into any Company Material Contract not in the ordinary course of business, consistent with past practice, or not terminable by the Company or the Subsidiary thereof that is party thereto without penalty on notice of ninety (90) days or less;

(xviii) enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of the Subsidiaries of the Company;

(xix) enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that subjects the Company or any of the Subsidiaries of the Company to liability for pension or post-retirement benefits;

(xx)(A) enter into any line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto, including any current line of business and products and services reasonably ancillary thereto in any geographic area for which the Company or any of its Subsidiaries currently holds a Company License authorizing the conduct of such business, product or service in such geographic area, or (B) except as currently conducted, engage in the conduct of any business in any state which would require the receipt or transfer of a Company License authorizing operation or provision of any communication services or in a foreign country;

(xxi) apply for or otherwise seek any new Company License the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby;

(xxii) settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding other than those that

(A) do not involve the payment by the Company or any of the Subsidiaries of the Company of monetary damages in excess of $500,000 in any individual instance, or $2,000,000 in the aggregate, plus applicable reserves and any applicable insurance coverage and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or the Subsidiaries of the Company, and (B) provide for a complete release of the Company and the Subsidiaries of the Company from all claims and do not provide for any admission of liability by the Company or any of the Subsidiaries of the Company; provided, however, that notwithstanding anything in clauses (A) or (B) to the contrary, the written consent of Parent shall be required in order for the Company to settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding arising from, based upon or challenging the validity of this Agreement or the consummation of the transactions contemplated hereby or seeking to prevent the consummation of the transactions contemplated hereby;

(xxiii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its Subsidiaries (other than the Merger);

(xxiv) except as contemplated or permitted by this Agreement, amend, alter or modify the terms of any currently outstanding rights, warrants or options to acquire or purchase any capital stock of, or ownership interest in, the Company, or any securities convertible into or exchangeable for such capital stock or ownership interest;

(xxv) take any action taken outside the ordinary course of business that would reasonably be expected to result in, or materially increase the amount of, any deferred income or gain from an intercompany transaction or any excess loss account within the meaning of Treasury Regulations promulgated under Section 1502 of the Code or any similar provision of applicable law;

(xxvi) take any action that would reasonably be expected to (A) materially restrict or impede the consummation of the transactions contemplated hereby or (B) cause any of the conditions to Closing set forth in Sections 6.1 through 6.3 to fail to be satisfied by the Outside Date; or

(xxvii) authorize, commit or agree to take any of the foregoing actions.

(b) Conduct of Business of Parent. From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be expressly permitted or required pursuant to this Agreement, or (iv) as set forth in Section 5.1(b) of the Parent Disclosure Letter,

Parent covenants and agrees with the Company that Parent shall not, and shall not permit any Subsidiary of Parent to, do any of the following:

(i) amend or propose or agree to amend its charter or bylaws in such a manner that would cause holders of Company Common Stock that receive Parent Common Stock pursuant to the Merger to be treated differently than holders of Parent Common Stock;

(ii) take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(iii) adopt a plan of complete or partial liquidation or dissolution with respect to Parent or resolutions providing for or authorizing such a liquidation or dissolution;

(iv) acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (B) materially increase the risk of any Governmental Entity seeking or entering an order, decree, ruling or injunction prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; (C) materially increase the risk of not being able to remove any such order, decree, ruling or injunction on appeal or otherwise; or (D) prevent, materially delay or materially impede the consummation of the Merger or any other transactions contemplated by this Agreement;

(v) enter into or amend any contract or take any other action if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(vi) take any action that would reasonably be expected to (A) materially restrict or impede the consummation of the transactions contemplated hereby or the Financing or (B) cause any of the conditions to Closing set forth in Sections 6.1 through 6.3 to fail to be satisfied by the Outside Date;

(vii) apply for or otherwise seek any new Parent License the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby; or

(viii) authorize, commit, or agree to take any of the foregoing actions.

Section 5.2 Tax-Free Reorganization Treatment.

(a) The parties to this Agreement intend that the Merger will qualify as a reorganization under Section 368(a) of the Code, and neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken or fail to take or cease to be taken any action (including agreeing to any transaction or entering into any agreement) that would result in the Merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use all commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including providing the representations, covenants and certificates referred to in Sections 5.5(d)(iii) and 6.1(i) of this Agreement.

(b) Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Each Tax Counsel (as defined in Section 5.5) shall be entitled to rely upon representation letters from each of the Company, Parent, Merger Sub and others, in each case, substantially in the form attached hereto as Exhibit C, to such Tax Counsel for purposes of its Tax Opinion (as defined in Section 5.5). Each such representation letter shall be dated as of the date of the Tax Opinion.

Section 5.3 Investigation.

(a) The Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities Laws and shall use all commercially reasonable efforts to cause its Representatives to furnish promptly to Parent such additional financial and operating data and other information as to its and its Subsidiaries’ respective businesses and properties as Parent or its Representatives may from time to time reasonably request (including furnishing to Parent the Company’s financial results in advance of filing any Company SEC Documents containing such financial results), except that (i) nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent that would cause a violation of any agreement to which the Company is a party, would cause a risk of a loss of privilege to the Company, or would constitute a violation of applicable Laws, and (ii) in no event shall such access include the right to conduct environmental testing or sampling of any kind without the Company’s prior written approval, which it may grant or withhold in its sole discretion. Without limiting the generality of the foregoing, the Company shall use commercially reasonable efforts to provide to Parent copies of the financial and operating monthly reports described in Section 5.3(a) of the Company Disclosure Letter, as promptly as practicable after such reports become available following the completion of each fiscal month of the Company occurring after the date hereof and prior to the Effective Time.

(b) Parent shall afford the Company and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records at a level consistent with such access provided for due diligence purposes prior to the date of this Agreement or, in the event of a material change or development with respect to Parent or its Subsidiaries (regardless of whether the underlying facts or circumstances were previously disclosed to the Company or its Representatives prior to the date of this Agreement), at a level reasonable under all of the circumstances, except that nothing herein shall require Parent or any of its Subsidiaries to disclose any information to the Company that would cause a violation of any agreement to which Parent is a party, would cause a risk of a loss of privilege to Parent, or would constitute a violation of applicable Laws.

(c) The Company shall cooperate and participate, as reasonably requested by Parent from time to time, in Parent’s efforts to oversee the integration of the parties’ operations in connection with, and taking effect upon consummation of, the Merger subject to applicable Law, including, without limitation, providing such reports on operational matters and participating on such teams and committees as Parent may reasonably request (including customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and its Subsidiaries).

(d) The parties agree that each of them will treat any information received pursuant to this Section 5.3 in accordance with the Non-Disclosure Agreement between the Company and Parent, dated September 18, 2009, as amended on June 16, 2011 (the “Non-Disclosure Agreement”). No representation as to the accuracy of any information provided pursuant to this Section 5.3 is made, and the parties may not rely on the accuracy of any such information other than as expressly set forth in the representations and warranties in Articles III and IV. No information obtained pursuant to this Section 5.3 shall be deemed to modify any representation or warranty in Articles III or IV.

Section 5.4 No Solicitation.

(a) No Solicitation. The Company shall not, nor shall it permit any of its Subsidiaries to, authorize or permit any of its officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to not, directly, or indirectly, (i) solicit or knowingly encourage (including by way of furnishing any nonpublic information to any person) any inquiries with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal (as defined in Section 5.4(f)(ii)), (ii) engage in any negotiations concerning or furnish to any person (other than the parties to this Agreement and their representatives) any information with respect to any possible Alternative Transaction Proposal (except to disclose the existence of the provisions of this Section 5.4), (iii) withdraw or modify, or publicly propose to withdraw or modify, the Company Board Recommendation (as defined in Section 5.5(c)) in a manner adverse to Parent (except to the extent specifically permitted pursuant to Section 5.4(d)), (iv) approve, endorse or recommend, or publicly propose to approve or recommend, any Alternative Transaction (as defined in Section 5.4(f)(i)) (except to the extent specifically permitted pursuant to Section 5.4(d)) (any of the actions referred to in the foregoing clauses (iii) or (iv), whether taken by the Company’s Board of Directors or a committee thereof, an “Adverse Recommendation Change”), (v) enter into any letter of intent, agreement in principle or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal, other than a confidentiality agreement that the Company is permitted to enter into under Section 5.4(c), or (vi) take any action to exempt any person (other than Parent or its Subsidiaries) or any action taken by such person from any state takeover statute (including Section 203 of the DGCL) or similarly restrictive provisions of the Company Organizational Documents. The Company and its Subsidiaries shall immediately cease, and shall cause its officers, directors and employees and instruct any investment banker, financial advisor, attorney, accountant or other representative retained by it to cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and will use its commercially reasonable efforts to enforce (and will not waive, terminate or modify any provisions of) any confidentiality or standstill agreement (or any similar agreement) relating to any such Alternative Transaction Proposal, including by requesting the other party thereto to promptly return or destroy any confidential information previously furnished thereto and using commercially reasonable efforts to obtain injunctions or other equitable remedies to prevent or restrain any breaches of such agreements and to enforce specifically the terms thereof, except to the extent that the Board of Directors of the Company concludes in good faith (after consultation with its financial advisors and outside legal advisors) that enforcement of any such confidentiality or standstill agreement (or similar agreement) would be inconsistent with its fiduciary duties under applicable Law.

(b) Notification of Alternative Transaction Proposals. As promptly as practicable (and in any event within two (2) Business Days) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to an Alternative Transaction Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the person or group of persons making any such Alternative Transaction Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as reasonably practicable (and in any event within two (2) Business Days) with oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of all oral or written communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Alternative Transaction Proposal, request or inquiry, and, without limitation of the other provisions of this Section 5.4, shall promptly provide to Parent a copy of all written materials (including written materials provided by email or otherwise in electronic format) subsequently provided by it in connection with such Alternative Transaction Proposal, request or inquiry.

(c) Permitted Actions in Connection with Certain Alternative Transaction Proposals. Notwithstanding anything to the contrary contained in Section 5.4(a), in the event that, prior to the Company Stockholder Approval, the Company receives an unsolicited, bona fide written Alternative Transaction Proposal which is determined (in accordance with Section 5.4(f)(iii)) to be, or, in the good faith determination of the Company’s Board of Directors, is reasonably likely to lead to, a Superior Proposal (as defined in Section 5.4(f)(iii)), it may then take the following actions (but only if and to the extent that (x) its Board of Directors concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (y) the Company has given Parent at least two (2) Business Days prior written notice of its intention to take such proposed actions, the identity of the person or group of persons making such Alternative Transaction Proposal, and a summary of the material terms and conditions of such Alternative Transaction Proposal, and (z) it shall not have breached in any material respect any of the provisions of this Section 5.4):

(i) Furnish nonpublic information to the person or group of persons making such Alternative Transaction Proposal; provided that (A) prior to furnishing any such nonpublic information, the Company receives from such person or group of persons an executed confidentiality agreement containing terms at least as restrictive with respect to such person or group of persons as the terms contained in the Non-Disclosure Agreement is with respect to Parent and (B) contemporaneously with furnishing any such nonpublic information to such person or group of persons, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent); and

(ii) Engage in discussions and negotiations with such person or group of persons with respect to such Alternative Transaction Proposal.

(d) Change of Recommendation; Termination.

(i) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Company’s Board of Directors may, if it concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, make an Adverse Recommendation Change (and, in the event the decision relates to an Alternative Transaction Proposal that the Board of Directors of the Company determines hereunder constitutes a Superior Proposal, terminate this Agreement pursuant to Section 7.1(f)); provided that prior to any such Adverse Recommendation Change, (A) the Company shall have given Parent and Merger Sub prompt written notice advising them of (x) the decision of the Company’s Board of Directors to take such action and the reasons therefor and (y) in the event the decision relates to an Alternative Transaction Proposal, a summary of the material terms and conditions of the Alternative Transaction Proposal and other information required to be provided with respect thereto pursuant to this Section 5.4, including the information required to be provided pursuant to Section 5.4(b) and (c), (B) the Company shall have given Parent and Merger Sub three (3) Business Days (the “Notice Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and, during the Notice Period, the Company shall, and shall direct its financial advisors and outside legal advisors to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that, if applicable, such Alternative Transaction Proposal ceases to constitute (in the good faith judgment of the Company’s Board of Directors, after consultation with its financial advisors and outside legal advisors), a Superior Proposal or, if the Adverse Recommendation Change does not involve an Alternative Transaction Proposal, to make such adjustments in the terms and conditions of this Agreement so that such Adverse Recommendation Change is otherwise not necessary, and (C) the Company’s Board of Directors in its good faith judgment shall have determined, after considering the results of such negotiations and giving effect to the proposals made by Parent and Merger Sub, if any, that such Alternative Transaction Proposal, if applicable, continues to constitute a Superior Proposal or that such Adverse Recommendation Change is otherwise still required; provided, further, that (1) if, during the Notice Period described in clause (B) of this paragraph, any revisions are made to the Superior Proposal, if applicable, and the Company’s Board of Directors in its good faith judgment determines (after consultation with its financial advisors and outside legal advisors) that such revisions are material (it being understood that any change in the purchase price or form of consideration in such Superior Proposal shall be deemed a material revision), the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 5.4(d) with respect to such new written notice except that the new Notice Period shall be forty eight (48) hours (provided that if such forty eight (48) hour period would end on a day other than a Business Day, then such period shall be extended to the close of business on the next Business Day) instead of three (3) Business Days and (2) in the event the Company’s Board of Directors does not make the determination referred to in clause (C) of this paragraph but thereafter determines to make an Adverse Recommendation Change pursuant to this Section 5.4(d), the procedures referred to in clauses (A), (B) and (C) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change.

(ii) Notwithstanding any Adverse Recommendation Change by the Company, unless such Adverse Recommendation Change is with respect to an Alternative Transaction Proposal and the Company terminates this Agreement pursuant to Section 7.1(f), the Company shall cause the adoption of this Agreement to be submitted to a vote of the Company’s stockholders at the Company Stockholders’ Meeting.

(e) Compliance with Tender Offer Rules; Disclosure to Stockholders. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (x) taking and disclosing to their stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (y) making any disclosure to the stockholders of the

Company if, in the good faith judgment of the Board of Directors of the Company (after consultation with its financial advisors and outside legal advisor) failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided that the Company shall not withdraw, modify or change the Company Board Recommendation in a manner adverse to Parent unless specifically permitted pursuant to the terms of Section 5.4(d).

(f) As used in this Agreement, the following terms shall have the following meanings:

(i) “Alternative Transaction” with respect to the Company, shall mean any of the following transactions: (i) any transaction or series of related transactions with one or more third persons involving: (A) any purchase from the Company or acquisition (whether by way of a merger, share exchange, consolidation, business combination, consolidation or similar transaction) by any person or “group” of persons (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, or (B) any sale, lease exchange, transfer, license, acquisition or disposition of more than 20% of the fair market value of the assets, net income, net revenues or cash flows of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (ii) any liquidation or dissolution of the Company, or (iii) any combination of the foregoing;

(ii) “Alternative Transaction Proposal” shall mean any offer, inquiry, proposal or indication of interest (whether binding or nonbinding) to any person or its stockholders relating to an Alternative Transaction; and

(iii) “Superior Proposal” means an unsolicited, bona fide written Alternative Transaction Proposal made by a third person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (A) all or substantially all of the assets of the Company or (B) over 50% of the outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction (or its ultimate parent), which the Company’s Board of Directors has in good faith determined (taking into account, among other things, (1) its consultation with its financial advisors and outside legal advisors, (2) all terms and conditions of such Alternative Transaction Proposal and this Agreement (as it may be proposed to be amended by Parent), and (3) the feasibility and certainty of consummation of the Alternative Transaction Proposal on the terms proposed, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such Alternative Transaction Proposal (including conditions to consummation)) to be more favorable, from a financial point of view, to the Company’s stockholders, than the terms of this Agreement (as it may be proposed to be amended by Parent).

(g) Notwithstanding anything to the contrary set forth in Section 5.4 or elsewhere in this Agreement, if the Company receives a written Alternative Transaction Proposal from any third person, the Company and/or its Representatives may contact such third person in writing solely for the purpose of clarifying the Alternative Transaction Proposal, provided that the Company shall provide Parent with a copy of any such written request for clarification at least twenty-four (24) hours prior to the time that the Company sends such written request to the third person from whom the Company received the written Alternative Transaction Proposal. In the event that Parent has not provided comments to the Company regarding such written request by the later of (i) twenty-four (24) hours after Parent’s receipt thereof or (ii) the date and time on which the Company would be permitted to respond to such Alternative Transaction Proposal pursuant to this Section 5.4, then such written notice shall be deemed accepted by Parent for purposes hereof.

Section 5.5 Preparation of SEC Documents; Company Stockholders’ Meeting.

(a) The Company shall use commercially reasonable efforts to prepare and deliver to Parent, for inclusion in Parent’s Form S-4 to be filed by Parent with the SEC, the Proxy Statement within thirty (30) days after the date of this Agreement or such earlier date as is reasonably practicable. Parent shall use commercially reasonable efforts to prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, within thirty (30) days after the date of this Agreement or such earlier date as is reasonably practicable. Each of Parent and the Company shall use commercially reasonable efforts to respond to any comments from the SEC and have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use all commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock, Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants in the Merger and in connection with the reservation for issuance of shares of Parent Common Stock that will be subject to such Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, Company Stock Options, Restricted Stock Unit Awards and Company Warrants as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 and no response to SEC comments thereon shall be made by Parent without the Company’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company the opportunity to review and comment thereon, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments thereon made by the Company and its counsel. Parent shall advise the Company promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the Company with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) Subject to the exercise of the Company’s rights with respect to a Superior Proposal under Section 5.4(d), the Company shall use commercially reasonable efforts to take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of and schedule a meeting of its stockholders, to be held within forty-five (45) after the Form S-4 is declared effective under the Securities Act or on such earlier date as is reasonably practicable, to consider the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby (the “Company Stockholders’ Meeting”). Prior to the Company Stockholders’ Meeting, the Company shall not approve or authorize any action to be submitted to the stockholders of the Company for approval. Subject to Section 5.4(d), the Company will use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby, and will take all other action necessary or advisable to secure the vote or consent of its stockholders, as applicable, required by the rules of the NASDAQ or applicable Laws and to obtain such approvals. Notwithstanding anything to the contrary in this Agreement, if on a date for which the Company Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall, if Parent so reasonably requests, adjourn the Company Stockholders’ Meeting (to the extent permitted by applicable Law) for up to fifteen (15) Business Days (or such longer period agreed to in writing by the Company) to solicit additional proxies. Subject to the exercise of the Company’s rights with respect to a Superior Proposal under Section 5.4(d), the Company shall take commercially reasonable efforts to ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with applicable Laws, the rules of the NASDAQ and the Company Organizational Documents. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Company Stockholders’ Meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the Company Stockholders’ Meeting to obtain the Company Stockholder Approval, which the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders’ Meeting. Except as otherwise contemplated in Section 5.4(d), the Company agrees that its obligations pursuant to this Section 5.5(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Transaction Proposal.

(c) Except to the extent expressly permitted by Section 5.4(d): (i) the Board of Directors of the Company shall recommend that its stockholders vote in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby at the Company Stockholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company’s stockholders vote in favor of adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby at the Company Stockholders’ Meeting (the “Company Board Recommendation”) and (iii) except as expressly permitted by Section 5.4(d), neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent or Merger Sub, the recommendation of the Company’s Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement.

(d) Parent, with respect to the action identified in clause (i) below, and the Company and Parent, with respect to the actions identified in clauses (ii) and (iii) below, shall:

(i) promptly prepare and file with the NASDAQ a listing application covering the shares of Parent Common Stock issuable in the Merger and the shares of Parent Common Stock subject to Parent Exchange Options, Parent Exchange Units or Parent Exchange Warrants and use all commercially reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject only to official notice of issuance;

(ii) cooperate with each other in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated hereby; and

(iii) cooperate with each other in obtaining a written opinion of its respective legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in the case of Parent, and Hogan Lovells US LLP, in the case of the Company (“Tax Counsel”), substantially in the form attached hereto as Exhibit B (each such opinion, a “Tax Opinion”), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and Parent and the Company each will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. Each of the Company, Parent and Merger Sub shall cooperate with each Tax Counsel and shall deliver to each

Tax Counsel for purposes of each Tax Opinion customary representations and covenants, including those contained in certificates of the Company, Parent, Merger Sub and others, substantially in the form attached hereto as Exhibit C.

(e) Subject to the limitations contained in Section 5.3, the Company and Parent shall each furnish the other and to its counsel all such information as may be required in order to effect the actions specified in Section 5.5(d).

Section 5.6 Employee Matters.

(a) Except as otherwise provided herein, from and after the Effective Time, Parent and Merger Sub shall honor all Company Benefit Plans and Company Individual Agreements disclosed to Parent in accordance with their terms as in effect immediately before the date hereof or as modified after the date hereof through the Effective Time only as permitted by this Agreement; provided that nothing in this Agreement shall be deemed to limit or otherwise impair Parent’s or the Surviving Corporation’s ability to amend or terminate any Company Benefit Plan or Company Individual Agreement at any time in accordance with its applicable terms.

(b) Subject to statutory or other legal requirements and information and consultation obligations, for a period commencing at the Effective Time and ending one year after the Effective Time, Parent, the Company and Merger Sub agree that each employee of the Company or its Subsidiaries who continues in employment with the Surviving Corporation or its Subsidiaries (the “Company Employees”) shall be provided with (i) a base salary or hourly wage rate and commission, bonus opportunity and non-equity based incentives that are comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time and (ii) welfare and employee benefits plans, programs and arrangements (it being understood that discretionary equity and equity based awards will remain discretionary) that are substantially similar in the aggregate to those provided to substantially similarly situated employees of Parent or its Subsidiaries provided that nothing contained in this Section 5.6, whether express or implied, shall be deemed to create an obligation of Parent or any of its Subsidiaries to pay or otherwise issue equity awards to any employee or officer of the Company or otherwise create a right for such individuals to receive equity awards from Parent or any of its Subsidiaries; provided, further, that until the first anniversary of the Effective Time, Parent, Merger Sub and the Company agree to honor and keep in effect all severance plans that are applicable to employees and officers of the Company and its Subsidiaries as of the date of this Agreement, to the extent previously provided to Parent.

(c) Parent and its affiliates shall recognize the service of employees with the Company and its Subsidiaries prior to Closing as service with Parent in connection with any 401(k) savings plan and welfare benefit plan or policy (including vacations and severance policies) maintained by Parent or one of its affiliates which is made available following the Effective Time by Parent or one of its affiliates for purposes of satisfying or determining any waiting period, vesting, eligibility or benefit entitlement (but excluding benefit accruals thereunder).

(d) Parent and its affiliates shall use commercially reasonable efforts to (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any group health plan (as defined in Section 4980B of the Code) which is made available to such employees following the Effective Time by Parent or one of its affiliates, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employees participated immediately prior to the Effective Time, and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under any group health plan (as defined in Section 4980B of the Code) of the Company and its Subsidiaries during the portion of the relevant plan year including the Effective Time for purposes of any applicable co-payments, deductibles and out-of-pocket expense requirements under any such group health plan of Parent and its affiliates.

(e) Parent acknowledges that the Company shall be entitled to pay, as of the Closing Date, a pro-rata portion of the annual cash incentive bonuses earned by employees of the Company and its Subsidiaries in respect of the Company’s fiscal year ending December 31, 2011, based on actual performance through the last day of the calendar month preceding the month in which the Closing Date occurs extrapolated through the Closing Date, but otherwise determined consistent with past practice, such portion determined by multiplying the full bonus for each bonus-eligible employee by the quotient of the number of days elapsed in the calendar year through the Closing Date divided by 365; provided, however, that, in the event that the Closing Date occurs in 2012, (i) the payment of annual cash incentive bonuses shall be based on actual performance through December 31, 2011 and shall be paid in accordance with the Company’s past practices, and (ii) the Company shall not be entitled to pay any annual cash incentive bonuses in respect of fiscal year 2012 as of the Closing Date. Any such bonuses shall be payable only to employees who remain employed by the Company or its Subsidiaries as of the Closing Date.

(f) The provisions of this Section 5.6 shall not operate to require Parent to duplicate any payments or benefits payable pursuant to any Company Benefit Plans and Company Individual Agreements or other compensation or benefits plans, policies, programs, agreements or other arrangements of the Surviving Corporation.

(g) The parties acknowledge and agree that all provisions contained in this Section 5.6 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company or its Subsidiaries, or (ii) to continued employment following the Closing Date. Notwithstanding anything in this Section 5.6 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any benefit plan of Parent or shall limit the right of the Surviving Corporation or Parent to amend, terminate or otherwise modify any employee benefit plans following the Closing Date.

(h) As soon as reasonably practicable after the expiration or termination of the applicable waiting period under the HSR Act, the Company will provide personnel in Parent’s human resources and information technology departments with access to information, designated as “HR/IT personnel only”, with respect to each Company Employee regarding such Company Employee’s name, position, market location, date of hire, current annual salary, hourly rate of pay and commission and/or bonus arrangement (as applicable).

Section 5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (1) the occurrence of any event known to it which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on it or (B) has caused, or would reasonably be expected to cause, individually or in the aggregate, any condition set forth in Article VI to be unsatisfied in any material respect at any time prior to the Effective Time; or (2) any action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company or Parent, as applicable, threatened which questions or challenges the validity of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

Section 5.8 Filings; Other Action.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) obtaining all necessary actions or nonactions, clearances, waivers, mandatory waiting period terminations or expirations, consents and approvals, including the FCC Consents and PSC Consents, from Governmental Entities (the “Governmental Consents”) and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending all lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) executing and delivering all additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall:

(i) promptly (but in no event later than fifteen (15) days after the date hereof) make or cause to be made, in consultation and cooperation with the other, (A) an appropriate filing of a notification and report form pursuant to the HSR Act relating to the Merger and (B) all other necessary registrations, declarations, notices and filings relating to the Merger with other Governmental Entities under any other antitrust, competition, trade regulation or similar Laws;

(ii)(A) promptly (but in no event later than August 22, 2011) make or cause to be made, in consultation and cooperation with the other, all applications and other notices and submissions required to be filed with or submitted to the FCC in order to obtain the FCC Consents (the “FCC Submissions”) and required to be filed with or submitted to any State PSCs in order to obtain the PSC Consents listed in Section 5.8(b)(ii)(A) of the Company Disclosure Letter, (B) promptly (but in no event later than thirty (30) days after the date hereof) make or cause to be made, in consultation and cooperation with the other, all applications filed with or submitted to any State PSCs in order to obtain the PSC Consents listed in Section 5.8(b)(ii)(B) of the Company Disclosure Letter (together with the applications or other requests for Consent and notices or other submissions to the State PSCs listed in Section 5.8(b)(ii)(A), the “PSC Submissions”), and (C) respond as promptly as practicable to any additional requests for information received from the FCC or any State PSC by any party to an FCC Submission or PSC Submission; it being understood and agreed that Parent and its Subsidiaries shall have primary control and responsibility, with the assistance and cooperation of the Company, over the FCC Submission and PSC Submission processes; provided that the Company shall, as appropriate, be a joint applicant or petitioner and may be represented by its own counsel with respect to each such filing and shall have a reasonable advance opportunity to review, comment and approve each such filing;

(iii) use all commercially reasonable efforts to cure, not later than the Effective Time, any violations or defaults under the FCC Rules or any State Rules;

(iv) use all commercially reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, clearances, waivers or approvals are required to be obtained from, any other third parties (including any consents or approvals required under any contract to which a party hereto is bound) or Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (B) timely making all such required or appropriate filings and timely seeking all required or appropriate consents, permits, clearances, authorizations or approvals, and

(v) use all reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, the FCC, any State PSC, or any other person, may assert under a Regulatory Law (as defined in Section 5.8(f)) with respect to the transactions contemplated hereby subject to Section 5.8(f).

(c) The Parties shall keep each other reasonably apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with the efforts referenced above in obtaining all Governmental Consents. In that regard, the Parties shall, without limitation: (i) promptly notify each other of, and if in writing furnish each other with copies of (or, in the case of oral communications, advise each other orally of), any material communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement; (ii) permit each other to review and discuss in advance, and consider in good faith the views of each other in connection with, any proposed written or oral communication with any such Governmental Entity with respect to the transactions contemplated by this Agreement, including but not limited to any analyses, appearances, presentations, memoranda, briefs, arguments, material correspondence, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement; (iii) use commercially reasonable efforts to not participate in any meeting or substantive telephone discussion with any such Governmental Entity with respect to the transactions contemplated by this Agreement unless they consult with each other in advance and, to the extent permitted by such Governmental Entity, give each other or their outside counsel the opportunity to attend and participate thereat; (iv) furnish each other with advance copies of all material correspondence, filings (other than their premerger notification reports) and communications between it and any such Governmental Entity with respect to the transactions contemplated by this Agreement and provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any Governmental Entity and any document productions by such party to any Governmental Entity in connection with the premerger notification report filing and otherwise relating to the transactions contemplated by this Agreement; and (v) furnish each other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Without limiting the generality of the foregoing, the parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.8 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.8, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as defined in Section 5.8(f) below), each of the Company and Parent shall cooperate in all respects with each other and use all reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(c) or 7.1(d) so long as such party has, prior to such termination, complied with its obligations under this Section 5.8.

(e) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental

Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of the Company and Parent shall use all reasonable best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated hereby by the Outside Date.

(f) Without limiting this Section 5.8, Parent and the Company agree to take any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any Regulatory Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event, no later than the Outside Date (as defined in Section 7.1(b)(i))), including, without limitation, proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Parent (or its Subsidiaries) or the Company (or its Subsidiaries) or otherwise taking or committing to take actions that limit Parent’s or its Subsidiaries’ freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Parent (or its Subsidiaries) or the Company (or its Subsidiaries) in each case, as may be required in order to obtain any clearances or approvals required to consummate the Merger by the Outside Date, or avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing; provided, however, that neither Parent and its Subsidiaries nor the Company and its Subsidiaries shall be required to take any action that would be materially adverse to the business, financial condition or the expected benefits of the Merger to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Regulatory Law” means: (i) the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise, through merger or acquisition, and (ii) FCC Rules, PSC Rules and any applicable laws, rules, regulations, practices and orders of any other Governmental Entities regulating competition and/or the telecommunication and data communications industry.

Section 5.9 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and its Board of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. The Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree to issue a press release announcing this Agreement.

Section 5.11 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification, including rights to the advancement of expenses, for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), existing as of the date of this Agreement in favor of the current or former directors, officers or employees, as the case may be (the “Indemnified Parties”), of the Company or its Subsidiaries as provided in their respective certificate of incorporation or by-laws or in any agreement disclosed to Parent prior to the date of this Agreement shall survive the Merger and shall continue in full force and effect for a period of six (6) years from and after the Effective Time. For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall (i) honor and maintain the current provisions regarding indemnification of and the advancement of expenses to officers and directors contained in the Company Organizational Documents (or comparable organizational documents) of each of the Company and its Subsidiaries, (ii) maintain in effect any indemnification agreements of the Company and its Subsidiaries with any of their respective directors, officers and employees existing as on the date hereof, and (iii) jointly and severally indemnify, and advance expenses to, the Indemnified Parties to the fullest extent permitted by applicable Law. For purposes of the foregoing, in the event any claim is asserted within the six-year period during which Parent is required to cause the Surviving Corporation to indemnify, advance expenses and maintain the indemnification and advancement arrangements of the Company and its Subsidiaries, all such rights in respect of any such claim shall continue until final disposition thereof. At or before the Effective Time, Parent shall purchase a “tail policy” of at least the same coverage and amounts as the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance and containing terms and conditions which are, in the aggregate, no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the Effective Time and which cover a period of six (6) years from the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to pay more than 300% of the annual premium paid by the Company for such insurance for the fiscal year ending December 31, 2011 (the “Maximum Amount”) in order to purchase such “tail policy”, and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.11 for equal to or less than the Maximum Amount, it shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Amount; provided, further, that if Parent fails to purchase the requisite “tail policy” hereunder at or before the Effective Time, then the Company may purchase such “tail policy” hereunder. If such “tail policy” has been obtained by the Company prior to the Effective Time, Parent shall cause such “tail policy” to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.11, upon learning of any such Claim, shall promptly notify Surviving Corporation thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party, except to the extent such failure materially prejudices the Surviving Corporation. In the event of any such threatened or actual Claim (whether asserted or arising at or before or after the Effective Time), (A) Parent or the

Surviving Corporation shall have the right to assume the defense thereof, with counsel reasonably acceptable to the Indemnified Parties (which acceptance shall not be unreasonably withheld, delayed or conditioned), and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, or between the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all documented fees and expenses of such counsel for the Indemnified Parties within twenty (20) Business Days after statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties (selected by a majority of the applicable Indemnified Persons) in any jurisdiction except to the extent that any two or more Indemnified Parties have a conflict of interest in such Claim, and (B) the Company and, after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) promptly pay expenses in advance of the final disposition of any such threatened or actual Claim to each Indemnified Party to the fullest extent permitted by applicable Law, subject to the receipt of an undertaking by such Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to be indemnified; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which prior written consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that the Company and the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by them of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.11 applies without the consent of each such affected Indemnified Party. The provisions of this Section 5.11 are intended to be for the irrevocable benefit of, and to grant third party beneficiary rights to, each of the Indemnified Parties and their heirs and legal representatives, and shall be binding upon all successors of Parent and the Surviving Corporation. Each of the Indemnified Parties and their respective heirs shall be entitled to enforce the provisions of this Section 5.11.

(d) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 5.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any other applicable Laws.

(e) In the event that, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the applicable obligations set forth in this Section 5.11.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall be deemed to give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall use all commercially reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) to or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of Parent or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Parent or the Company, respectively.

Section 5.14 Financing Commitments and Debt Tender Offer. Parent shall be obligated to take the actions specified in Section 5.14(a) and, at Parent’s written request, the Company shall be obligated to take the actions specified in Section 5.14(b) only until such date (the “Commitment Letter Termination Date”) on which (i) the Company Supplemental Indentures in respect of the 2017 Notes and either of the 2015 Notes or the 2018 Notes and (ii) an amendment (the “Parent Credit Amendment”) to the Second Amended and Restated Credit Agreement, dated as of October 19, 2009 (as amended, supplemented or otherwise modified from time to time, the “Parent Credit Agreement”), among Parent, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (which amendment shall provide for the waiver of Parent’s obligation to cause the Company and its Subsidiaries to become guarantors under the Parent Credit Agreement, the waiver of any breach of the Parent Credit Agreement that may result from operation of the change of control provisions of the Company Indentures and such other related amendments as may be incidental thereto or otherwise necessary to effectuate the Merger, the Company Note Consent Solicitation, the Debt Tender Offer or the other transactions contemplated hereby) shall have been executed and become effective. Parent shall use its commercially reasonable efforts to obtain the Parent Credit Amendment as soon as reasonably practicable following the execution and delivery of this Agreement.

(a) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using commercially reasonable efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Parent obtaining the Financing that are within its control, (iii) negotiate definitive agreements with respect to the Financing on the terms and conditions contained in the Commitment Letter, and (iv) to the extent the Parent Credit Amendment shall not have been executed on or prior to the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by Law) of all of the conditions to Closing set forth in Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions), consummate the Financing as soon as reasonably practicable prior to such third (3rd) Business Day referenced above or during the Marketing Period. Parent shall pay when due all commitment fees arising under the Commitment Letter as and when they become payable. Parent acknowledges and agrees that obtaining the Financing is not a condition to the Closing or the Merger. Without the Company’s prior written consent (which shall not be unreasonably conditioned, withheld or delayed), Parent shall not agree to or permit any amendment, replacement, supplement, or other modification of, or waive any of its material rights under, the Commitment Letter, if such amendment, replacement, supplement or other modification or waiver would reasonably be expected to prevent, materially delay, or materially impede the consummation of the Financing; provided that, for the avoidance of doubt, Parent may (without the prior consent of the Company) replace and amend the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents, or similar entities that had not executed the Commitment Letter as of the date of this Agreement. Upon any such amendment, replacement, supplement, or modification of any of the Commitment Letter in accordance with this Section 5.14(a), the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced, supplemented, or modified in accordance with this Section 5.14(a), and the term “Financing” shall mean the financing contemplated by the Commitment Letter as so amended, replaced, supplemented or modified; and

(b) The Company shall use its commercially reasonable efforts to commence, as soon as reasonably practicable following the receipt of a written request from Parent to do so (but in no event earlier than thirty (30) days after the date of this Agreement), and to consummate as soon as reasonably practicable thereunder, in accordance with applicable Law, an offer to purchase all of the outstanding aggregate principal amount of each of the Company Notes designated in such written request from Parent, together with, at Parent’s option, a solicitation of consents to amend provisions of the Company Indentures (collectively, the “Debt Tender Offer”), on such terms and conditions, including pricing terms, that are reasonably specified, from time to time, by Parent, and Parent shall assist the Company in connection therewith.

(i) Without Parent’s written consent, but subject to Section 5.14(b)(ii), the Company shall not, and shall cause each of its Subsidiaries not to, amend, waive, extend or agree to pay any amount in connection with any Debt Tender Offer, defeasance or satisfaction and discharge with respect to the Company Notes or the Company Indentures. Notwithstanding the foregoing, (A) the closing of the Debt Tender Offer shall be conditioned on the occurrence of the Closing and funded by amounts provided by Parent and/or one or more of its Subsidiaries, and (B) the Company and its Subsidiaries shall not be required to take any action in violation of Law in connection with the Debt Tender Offer. Immediately prior to the Effective Time, the Company shall accept for payment, and thereafter Parent shall, or shall cause the Surviving Corporation on Parent’s behalf to, promptly pay for all Company Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Tender Offer and to deliver such Company Notes to the applicable trustee for cancellation.

(ii) Parent and the Company shall reasonably cooperate with each other in the preparation of all necessary and appropriate documentation (including, if applicable, all mailings to the holders of the Company Notes and all reports and statements required to be filed with the SEC) in connection with the Debt Tender Offer. Such documentation shall be subject to the prior review of, and comment by, each party and such party’s legal counsel. If at any time prior to the completion of the Debt Tender Offer any information in such documentation is discovered by the Company or Parent that should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, then the party that discovers such information shall promptly notify the other party thereof, and an appropriate amendment or supplement prepared by the parties (subject to the review of, and comment by, their respective legal counsel) describing such information shall be disseminated by or on behalf of the Company to the holders of the Company Notes.

(iii) Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the Debt Tender Offer process. The Company shall keep Parent reasonably informed regarding the status, results and timing of the Debt Tender Offer. If the holders of the requisite percentage of the aggregate principal amount of the outstanding Company Notes needed to consent to amendments of the Company Indentures have so consented, the Company shall promptly execute supplemental indentures to each Company Indenture to effectuate such amendments that will become operative only immediately upon the Effective Time and shall use commercially reasonable efforts to cause the trustee under each such Company Indenture to enter into each such applicable supplemental indenture prior to or substantially simultaneously with the Closing.

(iv) At Parent’s written request, the Company shall, and shall cause its Subsidiaries party to the applicable Company Indenture to, use commercially reasonable efforts to promptly take all actions necessary and required to effect the redemption of any Company Notes that otherwise would remain outstanding at the Closing and the satisfaction and discharge of any Company Indenture with respect to any such Company Notes, which satisfaction and discharge shall be effective upon the Closing; and the Company shall concurrently with the Closing (i) give irrevocable instructions to the trustee under the applicable Company Indenture to mail a notice of redemption to holders of such Company Notes pursuant to such Company Indenture, (ii) deposit in trust all required funds or U.S. Government Obligations (as defined in the applicable Company Indenture) with respect to such redemption as set forth in the applicable Company Indenture and give irrevocable instructions to the trustee under such Company Indenture to apply the deposit toward the payment of such Company Notes upon redemption, (iii) pay or cause to be paid all other sums payable pursuant to such Company Indenture, and (iv) deliver to the trustee under the applicable Company Indenture such “Officer’s Certificates,” “Opinions of Counsel,” any required accountants’ certificates and “Board Resolutions” in connection with a redemption (as such terms are defined in the applicable Company Indenture) in form and substance satisfactory to such trustee as to satisfaction of all conditions precedent to such satisfaction and discharge, such redemption and as to the other matters set forth in the applicable Company Indenture; and the Company shall take all such other actions as are required to satisfy and discharge each such Company Indenture; and the Company shall use commercially reasonable efforts to cause the trustee under each Company Indenture to acknowledge satisfaction and discharge of such Company Indenture in writing concurrently with the Closing and the mailing of the notice of redemption to holders of such Company Notes pursuant to such Company Indenture and the deposit of all required funds or U.S. Government Obligations with respect to such satisfaction and discharge. For the avoidance of doubt, the Company shall not be obligated to make any payments or deposit any funds under this Section 5.14(b)(iv) unless the Company shall have received from Parent the amounts required to deposit with the applicable trustee to pay the redemption price for the applicable Company Notes as required pursuant to the applicable Company Indenture and pay or cause to be paid all other sums payable pursuant to such Company Indenture in connection therewith, and the giving of irrevocable instructions for redemption of such Company Notes shall be conditioned on the occurrence of the Closing.

Section 5.15 Company Note Consent Solicitation. The Company shall use its commercially reasonable efforts to commence within five (5) days after the date of execution of this Agreement or such earlier date as is reasonably practicable, and to consummate as soon as reasonably practicable thereunder, a solicitation of consents to waive the change of control provisions of the Company Indentures in respect of the transactions contemplated hereby (the “Company Note Consent Solicitation”), on such terms and conditions, including pricing terms, that are reasonably specified, from time to time, by Parent, and Parent shall assist the Company in connection therewith.

(a) Without Parent’s written consent, but subject to Section 5.15(b) below, the Company shall not, and shall cause each of its Subsidiaries not to, amend, waive, extend or agree to pay any amount in connection with the Company Note Consent Solicitation.

(b) Parent and the Company shall reasonably cooperate with each other in the preparation of all necessary and appropriate documentation (including, if applicable, all mailings to the holders of the Company Notes and, if applicable, all reports and statements required to be filed with the SEC) in connection with the Company Note Consent Solicitation.

Such documentation shall be subject to the prior review of, and comment by, each party and such party’s legal counsel. If at any time prior to the completion of the Company Note Consent Solicitation any information in such documentation shall be discovered by the Company or Parent that should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, then the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by the parties (subject to the review of, and comment by, their respective legal counsel) describing such information shall be disseminated by or on behalf of the Company to the holders of the Company Notes.

(c) Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the Company Note Consent Solicitation process. The Company shall keep Parent reasonably informed regarding the status, results and timing of the Company Note Consent Solicitation. If the holders of the requisite percentage of the aggregate principal amount of the outstanding Company Notes needed to waive the change of control provisions of the Company Indentures, have so consented, the Company shall promptly execute supplemental indentures to each such Company Indenture to effectuate the waiver (the “Company Supplemental Indentures”) and shall use commercially reasonable efforts to cause the trustee under each such Company Indenture to enter into each such applicable Company Supplemental Indenture as promptly as practicable.

(d) The Company shall execute (a) (i) a solicitation agent agreement with J.P. Morgan Securities LLC as solicitation agent with respect to the Company Note Consent Solicitation and (ii) a dealer manager agreement with J.P. Morgan Securities LLC as dealer manager with respect to the Debt Tender Offer, in each case on reasonable and customary terms and conditions, and (b) simultaneously with this Agreement, an engagement letter with J.P. Morgan Securities LLC with respect to the foregoing.

Section 5.16 Financing Cooperation. The Company shall provide to Parent, and shall cause the respective officers and employees of the Company, and use its commercially reasonable efforts to cause the Representatives of the Company to provide to Parent, all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Financing, the Debt Tender Offer, the Company Note Consent Solicitation, any defeasance or satisfaction and discharge of any Company Notes in accordance with their terms, or any offering of non-convertible debt securities by Parent or its Subsidiaries pursuant to Rule 144A promulgated under the Securities Act (a “High Yield Offering”), including the following: (a) causing the Company’s chief executive officer and chief financial officer to participate in a reasonable number of meetings, presentations, road shows, sessions with rating agencies or other syndication activities, and to participate in reasonable and customary diligence; (b) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda and similar documents; (c) assisting with the preparation of any pledge and security documents, any supplemental indentures, any loan agreement, currency or interest hedging agreement, and other definitive financing documents on terms satisfactory to Parent, provided that no obligation of the Company under any such document or agreement shall be effective until the Effective Time; (d) furnishing Parent and its financing sources as promptly as reasonably practicable upon request by Parent with (i) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ended after the close of its most recent fiscal year and at least forty (40) days prior to the Closing Date, (ii) if the Merger shall not have been consummated on or prior to February 14, 2012, audited consolidated balance sheets and related statements of income and cash flows for the Company for the fiscal year ended December 31, 2011 by no later than February 15, 2012 and (iii) all financial statements, pro forma financial information, financial data, and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Company (including for use in Parent’s preparation of pro forma financial statements), to the extent such information is of the type and form customarily included in an offering memorandum for a High Yield Offering, or otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company’s independent accountants as provided in Statement on Auditing Standards No. 100; (e) furnishing on a confidential basis to Parent and its financing sources, as promptly as reasonably practicable, with such financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and other financial data required by the Commitment Letter (all such information referred to in clauses (d) and (e), together with draft customary “comfort letters” (including as to customary negative assurance comfort and change period) from Company’s independent accountants with respect to any of the information referred to in clauses (d) and (e) above included in any offering documents in connection with the High Yield Offering, which accountants have confirmed that they are prepared to issue upon pricing of any applicable debt securities, the “Required Information”); (f) requesting the Company’s independent accountants to prepare and deliver “comfort letters,” dated the date of each final offering document used in connection with any High Yield Offering (with appropriate bring-down comfort letters delivered on the closing date of any High Yield Offering), in compliance with professional standards and otherwise on terms reasonably acceptable to Parent, as the case may be; (g) requesting that the administrative agent and collateral agent under the Company’s existing credit facilities provide debt payoff letters and related ancillary agreements; (h) providing requested officer’s certificates and representation letters; (i) using commercially reasonable efforts to cause to be prepared and rendered requested solvency opinions and opinions of counsel, in each of the foregoing cases as may be necessary and customary in connection with a financing substantially similar to the Financing or a High Yield Offering; and (j) furnishing, for no fee, to the parties to the Commitment Letter, an electronic version of the Company’s trademarks, service marks and corporate logo solely for use in the marketing materials relating to the Financing; provided that, notwithstanding anything in this Agreement to the contrary, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (1) be required to pay any commitment or other fee, including consent fees, in connection with the Financing, the Debt Tender Offer, the Company Note Consent Solicitation, or a High Yield Offering that is not paid in advance by Parent on behalf of the Company, (2) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing, or a High Yield Offering, or (3) be required to incur any other liability in connection with the Financing or a High Yield Offering. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to third parties (including advisor’s fees and expenses) incurred by the Company in connection with the cooperation provided in connection with the Financing, the Debt Tender Offer, the Company Note Consent Solicitation, or a High Yield Offering. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, and Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing, the Debt Tender Offer, the Company Note Consent Solicitation or a High Yield Offering and any information utilized in connection therewith (other than arising from information provided by the Company, any of its Subsidiaries, or any of their respective Representatives), except in the event such liabilities or losses arose out of or resulted from the willful misconduct, fraud, intentional misrepresentation or gross negligence of the Company, any of its Subsidiaries, or any of their respective Representatives.

Section 5.17 Resignation of Directors of the Company. Prior to the Effective Time, the Company shall cause each member of the Board of Directors of the Company and the Board of Directors of each of the Company’s Subsidiaries to execute and deliver a letter, which shall not be revoked or amended prior to the Effective Time, effectuating his or her resignation as a member of the Board of Directors of the Company or the Board of Directors of such Subsidiary effective immediately prior to the Effective Time.

Section 5.18 Aircraft Lease Agreement. The Company shall use commercially reasonable efforts to cause the Aircraft Lease Agreement, dated January 24, 2011, by and between AR Aircraft Leasing and the Company, to be terminated effective at or prior to the Effective Time, but in no event later than thirty (30) days after the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

Section 5.19 Company Stockholders’ Agreements. The Company shall use commercially reasonable efforts to cause all Company Stockholders’ Agreements to be terminated prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

Section 5.20 Secretary’s Certificate. On the Closing Date, the Company shall deliver to Parent the following which, in each case, shall be certified as correct and complete as of the Closing Date by the Secretary of the Company: (a) copies of all minutes of meetings and actions by written consent of the respective boards of directors, or other governing body, of each of the Company and its Subsidiaries and all committees thereof from June 1, 2011 through the Closing Date; and (b) copies of all minutes and actions by written consent of the respective stockholders of each of the Company and its Subsidiaries from June 1, 2011 through the Closing Date.

Section 5.21 NASDAQ Listing. Between the date of this Agreement and the Closing Date, each party shall maintain its NASDAQ listing.

Section 5.22 FIRPTA Certificate. The Company shall deliver to Parent at Closing a duly executed certificate that the Company does not constitute a United States real property holding corporation within the meaning of section 897(c)(2) of the Code within the applicable period specified in Section 897(c)(1)(A)(ii) in the form and manner required under section 1.1445-2(c)(3) of the Treasury Regulations.

Section 5.23 Interconnection Agreements. The Company agrees that during the period from the date of this Agreement to the Effective Time, the Company will use commercially reasonable efforts to negotiate replacements of the expiring Interconnection Agreements in the states listed in Section 5.23 of the Company Disclosure Letter with the counterparty indicated in Section 5.23 of the Company Disclosure Letter (the “Expiring Interconnection Agreements”), on reasonable terms including PSC-ordered or FCC-imposed terms. In connection therewith, the Company agrees that it shall keep Parent reasonably informed, on a timely basis, of the status and material terms of such negotiations and consult with Parent with respect to the material terms of any replacements of the Expiring Interconnection Agreements.

Section 5.24 Period End and Audit Cooperation. With respect to any fiscal quarter or year ended prior to the Closing Date for which any SEC reports would be due from the Company or its Subsidiaries after the Closing Date and any audits involving the Company or its Subsidiaries which will continue after the Closing Date, the Company shall, and shall cause its Subsidiaries and Representatives to, (i) use commercially reasonable efforts from the date hereof through the Closing Date to prepare and coordinate such SEC reports or audits, as applicable, in substantially the same manner as they would be prepared or coordinated by the Company if they were due or completed prior to the Closing Date and (ii) use commercially reasonable efforts to facilitate the transfer to Parent of all material documentation necessary for the preparation and coordination of such SEC reports or audits, as applicable, in connection with the Closing.

Section 5.25 Certain Agreements. Between the date of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries, to consult with Parent regarding any action to be taken or decision to be made with respect to the agreements listed on Schedule 3.20(c) of the Company Disclosure Letter and, if requested by Parent, the Company shall use commercially reasonable efforts to take all actions (including, without limitation, delivery of a notice of termination) reasonably necessary to cause any such agreements to be terminated at such time as Parent and Company shall mutually agree prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained, all in accordance with applicable Law.

(b) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or Governmental Entity which prohibits the consummation of the Merger or the issuance of Parent Common Stock in the Merger, and shall continue to be in effect.

(c) The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect.

(d) The shares of Parent Common Stock issuable in the Merger and the shares of Parent Common Stock subject to Parent Exchange Options, Parent Exchange Units or Parent Exchange Warrants shall have been approved for listing on the NASDAQ, subject only to official notice of issuance.

(e) The waiting periods applicable to the Merger under the HSR Act shall have expired or been earlier terminated.

(f) The FCC Consents requested in the FCC Submissions, as further set forth in Section 6.1(f) of the Company Disclosure Letter and Section 6.1(f) of the Parent Disclosure Letter, shall have been obtained from, or in the case of FCC Consents that only require notification to the FCC, made to, the FCC, and any conditions thereof shall have been satisfied and such FCC Consents shall be in full force and effect.

(g) The PSC Consents set forth in Section 6.1(g) of the Company Disclosure Letter and Section 6.1(g) of the Parent Disclosure Letter shall have been obtained from, or in the case of PSC Consents that only require notification to a State PSC, made to, the applicable State PSCs, and any conditions thereof shall have been satisfied and such PSC Consents shall be in full force and effect.

(h) The additional Consents set forth in Section 6.1(h) of the Company Disclosure Letter and Section 6.1(h) of the Parent Disclosure Letter shall have been granted and any conditions therein shall have been satisfied, and all such Consents shall be in full force and effect.

(i) Each of the Company and Parent shall have received a Tax Opinion of its respective Tax Counsel, dated as of the Effective Time, substantially in the form attached hereto as Exhibit B. The opinion conditions referred to in this Section 6.1(i) shall not be waivable after receipt of the Company Stockholder Approval, unless further approval of the stockholders of the Company or Parent, as the case may be, is obtained with appropriate disclosure.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of the following conditions:

(a) (i) The representations and warranties of Parent contained herein (other than the representation and warranties set forth in Section 4.2(a), the first sentence of Section 4.2(c) and Section 4.3(a)) shall be true and correct as of the Effective Time with the same effect as though made as of the Effective Time except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Effective Time and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein); and (ii) the representations and warranties of Parent set forth in Section 4.2(a), the first sentence of Section 4.2(c) and Section 4.3(a) shall be true and correct in all material respects both when made and at and as of the Effective Time except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Effective Time;

(b) Parent shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Since the date of this Agreement, there shall have been no event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and

(d) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or any Executive Vice President certifying to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment of the following conditions:

(a) (i) The representations and warranties of the Company contained herein (other than the representations and warranties in Section 3.2(a), the first sentence of Section 3.2(c), Section 3.3(a), the first sentence of Section 3.21(d) and the first sentence of Section 3.29) shall be true and correct as of the Effective Time with the same effect as though made as of the Effective Time, except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein); and (ii) the representations and warranties of the Company set forth in Section 3.2(a), the first sentence of Section 3.2(c), Section 3.3(a), the first sentence of Section 3.21(d) and the first sentence of Section 3.29 shall be true and correct in all material respects both when made and at and as of the Effective Time except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Effective Time;

(b) The Company, shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Since the date of this Agreement, there shall have been no event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(d) The Company shall have delivered to Parent (i) a certificate, dated the Closing Date and signed by its Chief Executive Officer or Executive Vice President, certifying to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied, and (ii) certificates, dated the Closing Date and signed by its Secretary, as to the matters set forth in Sections 5.20 and 5.22.

(e) The energy business-related PSC Consents requested in the PSC Submissions set forth in Section 6.3(e) of the Parent Disclosure Letter, shall have been obtained from, or in the case of PSC Consents that only require notification to a State PSC, made to, the applicable State PSCs, and any conditions thereof shall have been satisfied and such PSC Consents shall not have been revoked.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, which action (A) in the case of Sections 7.1(a), (b)(i), (b)(ii), (c) and (d), may be taken or authorized before or after the Company Stockholder Approval, (B) in the case of Section 7.1(e) and (f), may be taken or authorized only before the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent, if the Board of Directors of each so determines;

(b) by written notice of either the Company or Parent (as authorized by the Board of Directors of the Company or Parent, as applicable):

(i) if the Merger shall not have been consummated on or before the latest of (x) January 31, 2012, (y) the first (1st) Business Day after the end of any Marketing Period commenced on or before January 31, 2012, and (z) the tenth (10th) Business Day of any Alternative Financing Marketing Period commenced during any Marketing Period that commenced on or before January 31, 2012 (subject to extension as provided in the second proviso below of this Section 7.1(b)(i)) after the date of this Agreement (the latest of such dates, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such Outside Date; and, provided further that if on the Outside Date all conditions to consummation of the transactions contemplated hereby set forth in Article VI of this Agreement (other than those that by their terms are to be satisfied at the Closing) are satisfied except that the Company or Parent shall not yet have obtained any FCC Consent or PSC Consent, then the Outside Date shall be automatically extended until the latest of (x) March 30, 2012, (y) the first (1st) Business Day after the end of any Marketing Period commenced after January 31, 2012 but on or before March 30, 2012, and (z) the tenth (10th) Business Day of any Alternative Financing Marketing Period commenced during any Marketing Period that commenced after January 31, 2012 but on or before March 30, 2012;

(ii) if a Governmental Entity that is of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree or ruling in accordance with Section 5.8; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, or at any adjournment, postponement or continuation thereof, at which the vote was taken; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to the Company if the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of its obligations under Sections 5.4 or 5.5 of this Agreement.

(c) by the Company (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach, if such breach shall be incapable of being cured or shall not have been cured in all material respects within the earlier of the Outside Date or thirty (30) days after written notice thereof shall have been received by Parent; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if the Company is then in material breach of any of its representations, warranties, covenants or agreements such that the conditions in Sections 6.3(a) and 6.3(b) are incapable of being satisfied;

(d) by Parent (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach, if such breach shall be incapable of being cured or shall not have been cured in all material respects within the earlier of the Outside Date or thirty (30) days after written notice thereof shall have been received by the Company; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Parent is then in material breach of any of its representations, warranties, covenants or agreements such that the conditions in Sections 6.2(a) and 6.2(b) are incapable of being satisfied;

(e) by Parent (as authorized by its Board of Directors), at any time prior to the Company Stockholder Approval, if the Company, the Company’s Board of Directors or any committee thereof, for any reason, shall have effected an Adverse Recommendation Change; or

(f) by the Company, at any time prior to the Company Stockholder Approval, if (i) the Company receives an Alternative Transaction Proposal that the Board of Directors of the Company determines constitutes a Superior Proposal in accordance with Section 5.4; (ii) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning the transaction that constitutes a Superior Proposal; (iii) the Company has complied in all material respects with its obligations under Section 5.4(d); and (iv) the Company, at or prior to any termination of this Agreement pursuant to this Section 7.1(f), pays to Parent the Company Termination Fee.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or Company as provided in Section 7.1 of this Agreement and, if applicable, any payment by the Company of a Company Termination Fee or Parent Expenses, as applicable, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties or their respective Subsidiaries, officers or directors except (i) as set forth in Section 5.3(e), Section 5.10, this Section 7.2, Section 7.3 and Article VIII (other than Section 8.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (ii) that nothing herein, including payment of the Company Termination Fee, shall relieve any party from any further liability for any intentional breach by such party of any representation or warranty of such party contained herein or any covenant or agreement of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the Non-Disclosure Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. For purposes of the foregoing, “intentional breach” shall mean a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement. Unless otherwise provided herein, payments made pursuant to Section 7.3 shall be in addition to any other rights, remedies and relief of the parties hereto or with respect to the subject matter of this Agreement.

Section 7.3 Payments.

(a) Company Termination Fee. In the event that (i) this Agreement is terminated by Parent pursuant to Section 7.1(e) or by the Company pursuant to Section 7.1(f) or (ii) (A) any person shall have made an Alternative Transaction Proposal for the Company after the date hereof which proposal has been publicly disclosed and not withdrawn and, thereafter, this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or (iii) and (B) within nine (9) months after the termination of this Agreement, an Alternative Transaction shall have been consummated or any definitive agreement with respect to such Alternative Transaction shall have been entered into, the Company shall pay Parent a fee equal to $40 million in immediately available funds (the “Company Termination Fee”) simultaneously with such termination, in the case of a termination described in clause (i) above, or promptly upon such fee becoming payable under clause (ii)

above, in the event of a termination described in clause (ii) above. For the purposes of the foregoing clause (ii)(B) above, the term “Alternative Transaction” shall have the meaning assigned to such term in Section 5.4(f)(i) of this Agreement except that the references to “20%” in the definition of “Alternative Transaction” in Section 5.4(f)(i) of this Agreement shall be deemed to be references to “50%.”

(b) Parent Expenses. In the event that Parent or the Company have terminated the Agreement pursuant to Section 7.1(b)(i) or (iii) after any person shall have made an Alternative Transaction Proposal for the Company, which proposal has been publicly disclosed and not withdrawn, then at the time of such termination the Company shall pay to Parent an amount equal to all reasonably documented fees and expenses incurred by Parent or its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, including without limitation all reasonable out-of-pocket fees and expenses (including all reasonable fees and expenses of outside counsel, accountants, investment bankers, experts and consultants to Parent or its Subsidiaries) incurred by or on behalf of Parent or its Subsidiaries in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”); provided, however, that the amount of Parent Expenses required to be paid under this Section 7.3(b) shall not exceed $15 million in the aggregate. In the event that the Company Termination Fee later becomes payable by the Company pursuant to Section 7.3(a) then the Parent Expenses to the extent previously paid by the Company pursuant to this Section 7.3(b) shall be credited against the Company Termination Fee then payable.

(c) Interest and Costs; Other Remedies. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by the party to receive payment. The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to pay the Company Termination Fee in a timely manner and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for failure to pay such amount, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the rate of interest per annum publicly announced by JPMorgan Chase Bank, N.A. (or any successor thereto or other major money center commercial bank agreed to by the parties hereto) as its prime rate at its principal office in New York City, as in effect on the date such payment was required to be made. It is acknowledged and agreed that payment of the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable; provided, however, that the foregoing shall not limit Parent’s or Merger Sub’s rights with respect to any liabilities or damages incurred or suffered by such party to the extent recovery is otherwise permitted under Section 7.2.

Section 7.4 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of the Company and Parent and prior to the Effective Time, this Agreement may be amended or supplemented in writing by the Company and Parent with respect to any of the terms contained in this Agreement, except that following approval by the stockholders of the Company and Parent there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval nor any amendment or change not permitted under applicable Law.

Section 7.5 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, the Company and Parent may:

(a) extend the time for the performance of any of the obligations or acts of the other party;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2 Expenses. Except as set forth in Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that (i) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be paid by the Company and (ii) expenses incurred in connection with compliance with and filings under the HSR Act, the Company Note Consent Solicitation and the Debt Tender Offer shall be paid by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

Section 8.5 Jurisdiction; Enforcement.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware in and for New Castle County (the “Chancery Court”) or, if the Chancery Court lacks subject matter jurisdiction, in any court of the United States located in the State of Delaware or in any other Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Chancery Court or, if the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware or any other Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chancery Court or, if the Chancery Court lacks subject matter jurisdiction, a federal or state court sitting in the State of Delaware.

(b) Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Commitment Letter, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 8.7 shall be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Action, (vi) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (vii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, and (viii) that the Financing Sources are express third party beneficiaries of, and may enforce, any provisions in this Agreement reflecting the foregoing agreements. For purposes of this Section 8.5(b), (i) “Action” means any lawsuit, claim, complaint, action, formal investigation or proceeding before or by any

Governmental Entity, and (ii) “Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, the Commitment Letter or other financings in connection with the transactions contemplated hereby, including the parties named in Section 4.14(a), and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

Section 8.6 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

Attention: Chief Executive Officer and General Counsel

(with a copy to the Corporate Secretary)

Telecopy: (501) 748-7400

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware 19801

Attention:        Robert B. Pincus, Esq.

                          Steven J. Daniels, Esq.

Telecopy: (302) 651-3001

To the Company:

PAETEC Holding Corp.

600 Willowbrook Office Park

Fairport, New York 14450

Attention: Chief Executive Officer and General Counsel

(with a copy to the Corporate Secretary)

Telecopy: (585) 340-2563

With a copy to:

Hogan Lovells US LLP

555 13th Street, NW

Washington, DC 20004

Attention:	Joseph E. Gilligan, Esq.
Paul D. Manca, Esq.
Richard J. Parrino, Esq.

Telecopy: (202) 637-5910

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court sitting in New Castle County, Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.10 Date for Any Action. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 8.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.12 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Non-Disclosure Agreement and the Voting Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except as set forth in Section 8.5(b) with respect to the Financing Sources, nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for (i) the rights, benefits and remedies granted to the Indemnified Parties under Section 5.11, (ii) the rights of the holders of Company Common Stock to receive the Merger Consideration, and the rights of holders of Company Stock Options, Restricted Stock Unit Awards and Company Warrants to receive the consideration specified in Section 2.3 in accordance with the provisions of this Agreement, and (iii) the right of the Company, on behalf of the holders of Company Common Stock and holders of Company Stock Options, Restricted Stock Unit Awards and Company Warrants, to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s intentional breach of any representation or warranty of such party contained herein or any covenant or agreement of such party contained herein, to the extent recovery is otherwise permitted under Section 7.2.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “consistent with past practice” shall mean consistent with past practice including as to time, frequency and amount. References in the Agreement to “person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity. References in this Agreement to “knowledge”, with respect to the Company, shall mean the knowledge of the persons listed in Section 8.15(a) of the Company Disclosure Letter after reasonable inquiry, and with respect to Parent, shall, mean the knowledge of the persons listed in Section 8.15(a) of the Parent Disclosure Letter after reasonable inquiry, and for these purposes an individual will be deemed to have knowledge of a particular fact or other matter if such individual is actually aware of such fact or other matter. References in this Agreement (except as specifically otherwise defined) to “made available” shall mean posted to the data room utilized by the parties in connection with the Agreement or otherwise delivered to Parent or its Representatives. References in the Agreement to “the transactions contemplated by this Agreement” or “the transactions contemplated hereby” shall not be deemed to include the Financing unless otherwise expressly provided herein.

(b) Each of the following terms is defined on the pages set forth opposite such term:

2015 Indenture	38
2015 Notes	38
2017 Indenture	38
2017 Notes	38
2018 Indenture	38
2018 Notes	38
Action	89
Adverse Recommendation Change	59

affiliates	93
Agent Plan Warrant	11
Agreement	1
Alternative Financing Marketing Period	2
Alternative Transaction	62
Alternative Transaction Proposal	62
Business Day	3
Certificate of Merger	3

Certificates	5
Chancery Court	89
Claims	26
Closing	2
Closing Date	3
Code	2
Commitment Letter	47
Commitment Letter Termination Date	74
Communications Act	34
Company	1
Company Affiliate Transactions	35
Company Agent Plans	14
Company Benefit Plans	22
Company Board Recommendation	65
Company Book-Entry Shares	5
Company Common Stock	5
Company Disclosure Letter	12
Company Employees	66
Company Environmental Claims	21
Company Equity Plans	14
Company FCC Consents	18
Company Incentive Plans	14
Company Indentures	38
Company Individual Agreement	22
Company Licenses	34
Company Material Contracts	33
Company Non-Controlling Interest Business	15
Company Note Consent Solicitation	77
Company Notes	38
Company Organizational Documents	13
Company PCS Consents	18
Company Permits	21
Company Preferred Stock	14
Company Qualified Plans	22
Company SEC Documents	19
Company Stock Awards	16
Company Stock Option	10
Company Stockholder Agreements	32
Company Stockholder Approval	31
Company Stockholders’ Meeting	64
Company Supplemental Indentures	78
Company Termination Fee	86
Company Warrant	11
Consent	17
consistent with past practice	93

control	93
Current Offering	11
Debt Tender Offer	75
DGCL	1
Effect	13
Effective Time	4
Environmental Laws	21
ERISA	22
ESPP	11
Exchange Act	18
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	5
Expiring Interconnection Agreements	81
FCC	18
FCC Consents	42
FCC Rules	34
FCC Submissions	69
Financing	47
Financing Sources	90
Form S-4	26
GAAP	19
Governmental Consents	68
Governmental Entity	17
Hazardous Materials	21
Hedge Agreement	33
High Yield Offering	78
HSR Act	18
Indebtedness	53
Indemnified Parties	72
Intellectual Property	31
intentional breach	86
Interconnection Agreements	37
knowledge	93
Laws	20
Liens	15
made available	93
Marketing Period	3
Material Adverse Effect	13
Maximum Amount	72
Merger	1
Merger Consideration	5
Merger Sub	1
NASDAQ	9
Network Facilities	36
Non-Disclosure Agreement	58

Non-Plan Warrant	11
Notice Period	61
Outside Date	84
Parent	1
Parent Certificates	6
Parent Common Stock	40
Parent Credit Agreement	74
Parent Credit Amendment	74
Parent Disclosure Letter	39
Parent Environmental Claims	48
Parent Equity Plan	40
Parent Exchange Option	10
Parent Exchange Unit	11
Parent Exchange Warrant	12
Parent Expenses	87
Parent FCC Consents	42
Parent Licenses	41
Parent Non-Controlling Interest Business	41
Parent Organizational Documents	42
Parent PCS Consents	42
Parent Permits	45
Parent Preferred Stock	40
Parent SEC Documents	43
Permitted Liens	15
person	93
Proxy Statement	26
PSC Consents	42

PSC Rules	34
PSC Submissions	69
Regulatory Law	71
Representatives	57
Required Information	79
Restricted Payment Availability	38
Restricted Stock Unit Award	11
Sarbanes-Oxley Act	19
SEC	17
Securities Act	17
State PSCs	34
State Telecommunications Laws	34
Subsequent Company SEC Documents	19
Subsequent Parent SEC Documents	43
Subsidiaries	93
Superior Proposal	62
Surviving Corporation	2
Tax Authority	29
Tax Counsel	65
Tax Opinion	65
Tax Return	29
Taxes	29
Telecommunications Act	37
Termination Date	50
UNEs	37
Voting Agreement	1
WARN Act	29

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

WINDSTREAM CORPORATION

By:	/s/ Jeffery R. Gardner
Name: Jeffery R. Gardner
Title: President and Chief Executive Officer

PEACH MERGER SUB, INC.

By:	/s/ John P. Fletcher
Name: John P. Fletcher
Title: Executive Vice President, Secretary and General Counsel

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PAETEC HOLDING CORP.

By:	/s/ Arunas A. Chesonis
Name: Arunas A. Chesonis
Title: President and Chief Executive Officer

97